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LNB Bancorp, Inc.

and subsidiaries

2003 Annual Report

Corporate Organization Structure

LNB Bancorp, Inc.

LNB Bancorp, Inc. was established as a holding company on March 30, 1984 and became the parent company of The Lorain National Bank, a national chartered bank with roots back to 1905. LNB Bancorp, Inc. received its financial holding status in 2000 and created a wholly-owned subsidiary, Charleston Insurance Agency, Inc. and a 49-percent owned subsidiary, Charleston Title Agency, LLC.


LNB Bancorp, Inc.
Financial Holding Company
an Ohio Corporation
Charleston Title Agency, LLC.
49%-Owned Subsidiary
an Ohio LLC
The Lorain National Bank
Wholly-Owned Subsidiary
an Ohio Corporation
Charleston Insurance Agency, Inc.
Wholly-Owned Subsidiary
an Ohio Corporation
North Coast Community
Development Corporation
Wholly-Owned Subsidiary
an Ohio Corporation
LNB Financial Services, Inc.
Wholly-Owned Subsidiary
an Ohio Corporation

Charleston Title Agency, LLC

LNB Bancorp, Inc.'s 49-percent-owned subsidiary, Charleston Title Agency, LLC, offers traditional title services. Individuals seeking additional information on title services should contact:

Charleston Title Agency, LLC
424 Middle Avenue
Elyria, Ohio 44035
Telephone: (440) 244-5212

Lorain National Bank

Lorain National Bank operates 20 banking centers and 23 ATMs in nine communities offering:

- Personal, mortgage and commercial banking products and services
- Investment Management and Trust Services
- 24-hour telephone banking
- Internet banking at www.4LNB.com

Individuals seeking additional information on banking products and services should contact:

Lorain National Bank
457 Broadway
Lorain, Ohio 44052-1739
Telephone: (440) 989-3348

Charleston Insurance Agency, Inc. and LNB Investment Center

In addition to traditional banking services, customers can access a wide range of insurance, investment products and services, including:

- Life, Long-term Care Insurance and Fixed-Annuity products offered through Charleston Insurance Agency, Inc. and
- Brokerage Services including stocks, bonds, mutual funds, variable annuity and variable-life insurance products offered through Raymond James Financial Services Inc. member NASD/SIPC at the LNB Investment Center.

Individuals seeking additional information on investment products and services should contact:

Charleston Insurance Agency, Inc. and LNB Investment Center
457 Broadway
Lorain, Ohio 44052-1739
Telephone: (800) 845-2152

North Coast Community Development Corporation

North Coast Community Development Corporation was created on July 15, 2002 as a wholly-owned subsidiary of The Lorain National Bank. It received its Community Development Entity (CDE) status from the United States Department of the Treasury on December 10, 2002. North Coast Community Development Corporation's mission is to provide to low and moderate communities in Lorain County, Ohio:

- Commercial Loans and
- Financial Services

Individuals seeking additional information on investment products and financial services should contact:

North Coast Community Development Corporation
457 Broadway
Lorain, Ohio 44052-1739
Telephone: (440) 244-7212

LNB Financial Services, Inc.

LNB Financial Services, Inc., a wholly-owned subsidiary of The Lorain National Bank is a dormant Ohio Corporation.

LNB Financial Services, Inc.
457 Broadway
Lorain, Ohio 44052-1739

Corporate and Investor Information

Corporate Headquarters

If you need to contact the corporate headquarters of LNB Bancorp, Inc., call, write or visit:

LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1739
Telephone: (440) 244-6000
Toll Free: (800) 860-1007

Corporate Website and E-mail Address

For up-to-date corporate, financial and product information.

www.4LNB.com
InvestorRelations@4LNB.com

Annual Meeting

The Annual Meeting of Shareholders of LNB Bancorp, Inc. will be held at 10:00 a.m., Eastern Daylight Savings Time, on Tuesday, April 20, 2004, at Lorain National Bank, 521 Broadway, Lorain, Ohio 44052.

Corporate Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission. Copies of form 10-K and other filings are available at **www.4LNB.com** or by contacting Investor Relations. Analysts, shareholders and investors seeking additional corporate and financial information about LNB Bancorp, Inc. should contact Investor Relations at:

LNB Bancorp, Inc.
Investor Relations
457 Broadway
Lorain, Ohio 44052-1739
Telephone: (440) 244-7317
Telefax: (440) 244-4815

Web Site Access to United States Securities and Exchange Commission Filings

All reports filled electronically by LNB Bancorp, Inc. with the United States Securities and Exchange Commission (SEC), including the annual report on Form 10-K, quarterly reports on Form 10-Q, and current event reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on the Corporation's Web site at **www.4LNB.com.** These filings are also accessible on the SEC's Web site at www.sec.gov.

Quarterly Earnings Reporting

For 2004, LNB Bancorp, Inc.'s quarterly earnings are anticipated to be announced on or about the fourth Tuesday of April, July, October 2004 and January 2005. Any investor desiring a copy of an earnings release can obtain one at **www.4LNB.com** or by calling (440) 244-7317.

Independent Auditors

KPMG LLP
One Cleveland Center
1375 East 9th Street, Suite 2600
Cleveland, Ohio 44114-1796

Privacy Policy

The Privacy Policy of LNB Bancorp, Inc. and subsidiary companies describes how we safeguard customers' financial privacy. For more information, visit our website at **www.4LNB.com** or call (440) 244-7126.

Stock Transfer Agent and Registrar

Shareholders who hold their shares in physical certification form and have requests for information about their share balances, a change in name or address, lost certificates, or other shareholder account matters should call or write:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, New Jersey 07016-9982
Toll Free: (800) 368-5948

Stock Listing

LNBB NASDAQ LISTED

LNB Bancorp, Inc. common stock is traded on the Nasdaq Stock Market® under the ticker symbol LNBB.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

You may buy LNB Bancorp, Inc. common stock directly from LNB Bancorp, Inc. through optional cash payments or automatic monthly deductions from your bank account. You also may have your dividends reinvested automatically. This is not an offer of LNB Bancorp, Inc. stock. To obtain a prospectus or more information about the LNBB Direct Stock Purchase and Dividend Reinvestment Plan, call (800) 368-5948 or complete the postage paid card titled "LNBB Direct Stock Purchase & Dividend Reinvestment Plan" located at the end of this Annual Report.

Russell 2000 Index Member

Included in the Russell 2000 Index

LNB Bancorp, Inc., a financial holding company, was added as a member of the Russell 2000 Index on June 30, 2003. Russell indexes are widely used by investment managers for index funds and as benchmarks for both passive and active strategies.

Membership in Russell 2000 is determined by objective rules such as market capitalization rankings. Annual reconstitution of the Russell indexes captures the 3,000 largest U.S. stocks as of the end of May, ranking them by total market capitalization to create the Russell 3000. The largest 1,000 companies in the ranking comprise the Russell 1000 while the remaining 2,000 companies become the widely used Russell 2000.

On June 30, 2003, LNB Bancorp, Inc., had a market capitalization of $141 million. This compares with a range of $116.6 million to $1.2 billion for the Russell 2000. The Russell 2000 market capitalization of the median company was $351.8 million with an average capitalization of $443.5 million.

LNB Bancorp, Inc.

CORPORATE INFORMATION

LNB Bancorp, Inc.

Corporate Profile

LNB Bancorp, Inc. (the Bancorp), is a $741 million financial holding company headquartered in Lorain, Ohio. The Bancorp is a public company whose stock is traded on The Nasdaq Stock Market® under the ticker symbol LNBB. Its predecessor, The Lorain National Bank, was formed as a result of the merger of The Lorain Banking Company and The National Bank of Lorain on January 1, 1961. The Lorain Banking Company was a state chartered bank founded in 1905. The National Bank of Lorain was a national bank receiving its national charter in 1934. On March 30, 1984, The Lorain National Bank became the wholly-owned subsidiary of LNB Bancorp, Inc. The Bancorp received its financial holding company status on March 13, 2000.

The Bancorp's primary subsidiary, The Lorain National Bank, specializes in personal, mortgage, and commercial banking products and services along with investment management and trust services. Lorain National Bank operates 20 banking centers and 23 ATMs in the nine communities of Lorain, Elyria, Amherst, Avon Lake, LaGrange, Oberlin, Olmsted Township, Vermilion and Westlake located in Ohio's Lorain, eastern Erie, and western Cuyahoga counties.

Lorain National Bank offers products and services by telephone through its 24-hour TeleBanker and Telepay systems, (800) 610-9033 and provides Internet banking at **www.4LNB.com.** Lorain National Bank also provides services to state and local governments, schools and colleges, foundations, and not-for-profit associations. Lorain National Bank is a member of the Federal Reserve Bank of Cleveland; a voluntary member of the Federal Home Loan Bank of Cincinnati, with its deposits insured by the Federal Deposit Insurance Corporation; and an Equal Employment Opportunity, Affirmative Action Employer and Equal Housing Lender.

LNB Bancorp, Inc. offers life, accident and health insurance, and fixed annuity products through its wholly-owned insurance subsidiary Charleston Insurance Agency, Inc.; and traditional title services through its 49 percent owned subsidiary Charleston Title Agency, LLC. In addition, pursuant to an agreement between Lorain National Bank and Raymond James Financial Services, Inc., member NASD/SIPC, Raymond James offers brokerage services including stocks, bonds, mutual funds and variable annuity products to Lorain National Bank customers through the LNB Investment Center.

On July 15, 2002, Lorain National Bank established a wholly-owned subsidiary, North Coast Community Development Corporation, which received its Community Development Entity (CDE) status from the United States Department of Treasury on December 10, 2002. North Coast Community Development Corporation's mission is to provide commercial investment in low- and moderate-income communities. North Coast Community Development Corporation was awarded $9 million in New Markets Tax Credit Allocation in 2002 and will start making investments during 2004 in low- and moderate-income census tracts in Lorain County.

Our Vision

The vision of LNB Bancorp, Inc. is to be recognized as the most progressive and dynamic, independent provider of financial services in our market.

Our Mission

The mission of LNB Bancorp, Inc. is to be a profitable, responsible, independent business that provides extraordinary service to our customers and community, while maximizing shareholder value and creating a high-quality and challenging work environment for our employees.

LNB Bancorp, Inc. – Investment Facts

With a heritage dating from 1905 and a strong tradition of growth, LNB Bancorp, Inc. has a long history of quality asset growth and increased dividends per share.

Here are just a few highlights. In 2003, LNB Bancorp, Inc.:

- Experienced stock price appreciation of 12%.
- Declared a three-for-two stock split on March 14.
- Increased cash dividends for the 20th consecutive year.
- Experienced a common stock dividend yield of 3.45%.

Contents

LNBB NASDAQ LISTED · FDIC INSURED · FEDERAL HOME LOAN BANK SYSTEM MEMBER · EQUAL HOUSING LENDER

LNB BANCORP, INC. COMMON STOCK AND DIVIDEND INFORMATION

Common Stock Trading Ranges and Cash Dividends Declared

	2003		2002	
	Sales Price*		Sales Price*	
	High	Low	High	Low
First Quarter	$21.28	$18.17	$14.38	$13.43
Second Quarter	23.95	20.50	17.50	12.93
Third Quarter	21.67	20.15	17.66	15.35
Fourth Quarter	21.00	20.17	18.10	16.20

	2003	2002
	Cash Dividends Declared*	Cash Dividends Declared*
First Quarter – regular	$ .17	$ .17
Second Quarter – regular	.17	.17
Third Quarter – regular	.17	.17
Fourth Quarter – regular	.17	.17
Fourth Quarter – extra	.02	.00
Total Dividends	$ .70	$ .68

All sales prices and cash dividends declared have been adjusted to reflect the three-for-two stock split in 2003 and the two percent stock dividend in 2002.

The shares of LNB Bancorp, Inc. common stock, fixed par value $1.00 per share, are traded on The Nasdaq Stock Market® under the ticker symbol LNBB. The above prices represent the high and low sales prices reported on The Nasdaq Stock Market®. All prices reflect inter-dealer prices without markup, markdown or commission and may not necessarily represent actual transactions.

LNB Bancorp, Inc. common stock, is usually listed in publications as "LNB Bancorp." LNB Bancorp's common stock CUSIP is 502100100. As of December 31, 2003, LNB Bancorp had 2,257 shareholders of record. Prospective shareholders may contact our Investor Relations Department at (440) 244-7317 for more information.

LNBB NASDAQ LISTED

Dividend Information

LNB Bancorp, Inc. has increased the cash dividend paid to shareholders each year since becoming a Holding Company in 1984. The extra cash dividend is discretionary and varies based upon the Corporation's current year and near-term profitability outlook.

Dividend Calendar

Cash dividends on common stock, if approved by the Board of Directors, are customarily paid to shareholders as follows:

Record Dates:
March 15, June 14, September 13, and December 13, 2004

Dividend Payable Dates:
April 1, July 1, October 1, 2004 and January 3, 2005

LNB Bancorp, Inc. Common Stock Market Makers

Friedman, Billings, Ramsey and Co., Inc.
Howe Barnes Investments, Inc.
McDonald Investments Inc./Trident Securities, Inc.
Sweney Cartwright and Company, Inc.

LNB Bancorp, Inc.
Five Year Historic Dividend Yields
(Yield)*



5%
4
3
2
1
0
4.18%
4.59%
4.80%
3.76%
3.45%
99
00
01
02
03

The dividend yield is based upon sales price at year-end and dividends declared during that year.

LNB Bancorp, Inc.
20-Year Cash Dividend Declared Per Share History
(Dollars)*



$0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
$.12
$.13
$.13
$.14
$.16
$.18
$.20
$.22
$.24
$.26
$.29
$.33
$.39
$.45
$.54
$.58
$.64
$.66
$.68
$.70
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03

Adjusted for stock dividends and splits

CONSOLIDATED FINANCIAL HIGHLIGHTS

December 31, (Dollars in thousands, except per share data and corporate data)	2003	2002	2002 to 2003 % Change	1993
Financial Position				
Assets	$ 741,221	$ 715,399	3.6%	$ 379,616
Investments	152,127	152,295	(0.1)	103,086
Net loans	526,581	502,897	4.7	242,043
Deposits	581,344	566,127	2.7	321,012
Other borrowings	86,563	75,791	14.2	20,500
Shareholders' equity	68,135	66,613	2.3	35,060
Financial Results for the Year				
Interest income	$ 37,945	$ 41,364	(8.3)%	$ 25,892
Interest expense	9,196	12,095	(24.0)	8,540
Net interest income	28,749	29,269	(1.8)	17,352
Provision for loan losses	2,695	2,200	22.5	500
Noninterest income	11,541	11,068	4.3	4,009
Noninterest expense	26,449	24,772	6.8	15,017
Income taxes	3,411	4,200	(18.8)	1,815
Net income	7,715	9,165	(15.8)	4,029
Revenue	40,290	40,337	(0.1)	21,361
Per Share Data*				
Basic earnings	$ 1.17	$ 1.39	(15.8)%	$ .61
Diluted earnings	1.17	1.39	(15.8)	.61
Cash dividends	.70	.68	2.9	.26
Book value (year-end)	10.30	10.09	2.1	5.30
Market value (year-end)	20.30	18.10	12.2	12.31
Financial Performance Ratios				
Return on average assets (ROAA)	1.05%	1.33%	(21.1)%	1.08%
Return on average shareholders' equity (ROAE)	11.33	14.24	(20.4)	11.90
Net interest margin	4.18	4.52	(7.5)	5.10
Efficiency ratio	63.01	61.41	2.6	70.93
Loans/deposits	91.91	90.01	2.1	76.55
Dividend payout	59.83	48.75	22.7	42.81
Capital Ratios				
Core capital (Tier I)/Risk-adjusted assets	11.32%	11.64%	(2.7)%	16.38%
Total capital (Tier I Plus Tier II)/Risk-adjusted assets	12.57	12.89	(2.5)	17.57
Leverage ratio (Tier 1/Average assets)	8.92	9.04	(1.3)	9.44
Equity/assets	9.19	9.31	(0.1)	9.23
Market Ratios				
Price/earnings (X)	17.41	13.04	33.5%	20.18
Price/book (%)	197.16%	179.38%	9.9	231.89%
Dividend yield (%)	3.45	3.76	(8.2)	2.13
Corporate Data				
Bank offices	20	21	(4.8)%	17
Bank officers and staff	277	305	(9.2)	299
Number of shareholders	2,257	2,210	2.1	1,740

** All per share data has been adjusted for the three-for-two stock split in 2003, the five-for-four stock splits in 1995 and 1993 and stock dividends.*

MESSAGE TO OUR SHAREHOLDERS



Stanley G. Pijor
Chairman of the Board



James F. Kidd
President and
Chief Executive Officer

It is a pleasure to address you once again after a successful year of operations. All things considered, including a fluctuating economy, shrinking interest margins and increasing competitive pressures; we are very pleased with the direction in which our organization is headed.

And while not all of our expectations were met in 2003, we've strengthened our franchise in many ways. Internal restructuring, which took place throughout the year, will pay future dividends in the form of higher quality customer service, improved shareholder value, and increased operating efficiencies.

Though the changes we've undergone have, in some cases, been difficult, they remain necessary for us to remain competitive and to improve our organization. As we change, we will not lose sight of how we've become the largest independent community bank in our market area. What we haven't changed is our focus on our core constituents, or four publics – our customers, shareholders, employees and communities we serve.

Our Customers

While we agree that each of these publics is highly important to our success, our entire organization recognizes we must perform in a customer-oriented manner for the other publics to mutually benefit. Our customers are very important to us, and as such, will remain the central focus of our operations. Due to their importance, in 2004 we will concentrate much energy in the areas of customer satisfaction measurement, relationship building and consultative selling.

Our banking subsidiary serves approximately 45,000 households in Lorain County and portions of Cuyahoga and Erie counties. It is our goal to provide the members of those households with service that meets or exceeds their expectations, utilizing the most competitive products available. Our High Performance Checking accounts, Market Access deposit account and Preferred Line home equity line of credit products provide our customers with excellent choices. New bank branch openings in 2004 will add more convenient banking locations for existing and new customers alike.

Our Shareholders

Though LNB Bancorp, Inc. did not reach its earnings goals in 2003, and reported lower earnings than in 2002, we believe strategies are in place to produce improved earnings in 2004 and beyond. While the severance costs in 2003 contributed substantially to the 2003 earnings result, we do not underestimate the need to address other fundamental earnings issues like net interest margin compression, sustainable asset growth in Lorain County and expense control.

On the bright side, the Corporation's earnings were still respectable and contributed to a healthy capital position. This capital position provided the opportunity to declare not only the four quarterly cash dividends, but also an extra cash dividend in the fourth quarter. In addition, shareholders enjoyed a three-for-two stock split during the first quarter.

As mentioned earlier, several changes occurred in 2003, including the consolidation of branch banking facilities, outsourcing of selected back office functions, and a reduction in force of 20 staff positions. These separations and the retirement of Gary Smith at year-end, with their accompanying severance and retirement obligations, negatively impacted our fourth quarter and year-end earnings.

Our shareholder outlook is bright. With many of our changes behind us, we believe LNBB shares remain an excellent investment opportunity.

LNB Bancorp, Inc.

Total Assets
(Millions of Dollars)


$800
600
400
200
0
$599.6
$622.1
$664.5
$715.4
$741.2
99
00
01
02
03

Total Loans
(Millions of Dollars)


$600
500
400
300
200
100
0
$419.5
$451.1
$477.5
$509.6
$534.3
99
00
01
02
03

Net Income
(Millions of Dollars)


$10
8
6
4
2
0
$7.64
$8.43
$8.57
$9.17
$7.72
99
00
01
02
03

Our Employees

Our employees continue to provide our customers and shareholders with service that favorably sets us apart from the competition. Through diligent introduction of new products and services, such as High Performance Checking, our employees have more opportunities than ever before to meet our customers' needs.

Their consultative selling approach allows front line employees to get to know customers and their financial needs in greater depth. With that knowledge, our staff can provide appropriate solutions to our customers' needs.

Back office employees, while not directly serving customers, understand that their dedication to their work ultimately impacts our customers. As we say, "If you are not serving a customer directly, you are serving someone who is."

In 2004 we will implement a performance-based incentive program that will enable employees throughout the organization to benefit from successful sales consulting efforts, whether or not they serve on the front line.

Our Community

Our organization has historically served as one of our area's leading community partners, providing financial support, volunteers and expertise to dozens of not-for-profit agencies in our market. That trend continued in 2003, led by our community reinvestment director, Evelyn France.

For example, Evelyn and her teams of bank volunteers worked in concert with Lorain County's Second Harvest Food Bank, the Women's Development Center and area housing authorities to distribute several thousand pounds of donated food on multiple occasions to low- to moderate-income housing residents.

Additionally, LNBB joined in partnership with the State of Ohio to help facilitate the Lorain County summer lunch program, which provided meals for thousands of area children last year.

We take our social responsibility in the communities we serve very seriously and look forward to helping improve the quality of more of our neighbors' lives in 2004.

2003 In Review

We are pleased to reflect on several positive events and achievements from 2003; many of which bode well for our future.

In March, shareholders enjoyed a three-for-two split of LNB Bancorp, Inc. common stock. As a result of the split, the number of common shares outstanding total approximately 6.6 million. Shareholders received one additional share of common stock for every two shares owned.

Lorain National Bank was recognized by the U.S. Department of Labor with a nomination for the Exemplary Voluntary Efforts (EVE) Award for demonstrating through programs and activities, exemplary and innovative efforts to create an inclusive American workforce. The Department of Labor recognized the bank for its efforts in increasing the employment opportunities of women, disabled individuals and veterans.

LNBB's subsidiary, North Coast Community Development Corporation (NCCDC), in March was awarded $9 million in tax credit allocations to be used to provide qualified community businesses with debt financing, including commercial mortgage, construction, commercial equipment and working capital loans aimed at stimulating growth and job creation in low- and moderate-income census tracts in Lorain County. NCCDC was one of 66 organizations nationally and one of nine in the state of Ohio selected to receive the inaugural tax credit allocations.

In July, LNB Bancorp, Inc. was added to the Russell 2000 Index by the Frank Russell Company. Russell indexes are widely used by investment managers for index funds and as benchmarks for both passive and active strategies. About $220 billion is invested in index funds based on Russell's indexes and an additional $850 billion is benchmarked to them.

LNB Bancorp, Inc.

Market Value Per Share
(Dollars)*


$20
16
12
8
4
0
$13.82
$13.96
$13.89
$18.10
$20.30
99
00
01
02
03

Book Value Per Share
(Dollars)*


$20
16
12
8
4
0
$7.77
$8.60
$9.41
$10.09
$10.30
99
00
01
02
03

Dividend Payout Rates


60%
50
40
30
20
10
0
49.65%
49.72%
50.96%
48.75%
59.98%
99
00
01
02
03

**Adjusted for stock dividends and splits*

In the fourth quarter we announced the installation of a new drive-up ATM and night depository in the village of Grafton, adjacent to a new multi-purpose convenience center called Grafton Station. Also completed during the fourth quarter was the expansion of business offices at our bank's Ely Square office to accommodate business banking, trust and community reinvestment department needs.

Construction of two new bank branch offices in the cities of Avon and Avon Lake, respectively, began during the fourth quarter as well. The Avon branch, which will open March 1, 2004, is situated in one of northern Ohio's fastest growing communities. Simultaneously we will close our Westlake office and transfer accounts from that office to Avon, a distance of approximately three miles. The Westlake property will be maintained and transformed into a commercial loan production office during the second quarter of 2004.

The Avon Lake office will be an improved location over our existing office to the west. Since the opening of our original facility in the 1960s, retail development and traffic patterns have emerged near the Towne Center development where LNB's new office will open in May 2004. At that time, our former Avon Lake office will close.

Also as part of our delivery system restructuring, we closed our Midway Mall banking office due to redundancy of Lorain National Bank service in the area. The accounts and lease of that property were originally acquired by LNB from KeyBank in the 1990s.

In November, as part of our restructuring, the bank eliminated 20 salaried positions from the organization. At that time, Terry M. White was named executive vice president and chief financial officer of the Bancorp and bank. White formerly served as a chief financial officer of a $1.2 billion multi-banking holding company in Indiana. Prior to the promotion, White served our organization as chief investment officer.

Upon the request of our board of directors, James F. Kidd returned to LNBB as president and chief executive officer upon the retirement announcement of Gary C. Smith in December. Kidd served as the Bancorp's president and CEO for five years and took a hiatus from full-time duty in 1999.

Looking Forward

We are very optimistic about our prospects for 2004, and we are particularly looking forward to the opening of our new branch locations in Avon and Avon Lake. While our neighbors in these communities are familiar to us, until this point, we have not been branched appropriately to meet their financial services needs.

There are signs that the economy is picking up momentum, which usually translates to greater loan demand. At year-end 2003, loan demand was steady and we anticipate that will carry into the first quarter of 2004. It is our hope that interest rates will begin a gradual climb, relieving some of the margin compression we have endured for the past couple of years.

As always, we appreciate your support of our activities. We look forward to addressing you at the close of the first quarter of 2004 and in person at this year's annual meeting of shareholders in April.

Stanley G. Pijor
Chairman of the Board

James F. Kidd
President and
Chief Executive Officer

LNB Bancorp, Inc.

20-Year Revenue History
(Millions of Dollars)


$50
40
30
20
10
0
$12.0
$13.5
$14.3
$15.5
$16.1
$17.5
$18.7
$19.5
$20.9
$21.4
$22.4
$23.8
$25.9
$28.0
$31.4
$34.1
$35.8
$37.6
$40.3
$40.3
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03

Directors and Officers

Directors of LNB Bancorp, Inc. and Lorain National Bank

Stanley G. Pijor
Chairman of the Board
LNB Bancorp, Inc. and
Lorain National Bank

James F. Kidd
Vice Chairman of the Board
President and
Chief Executive Officer
LNB Bancorp, Inc. and
Lorain National Bank

Daniel P. Batista
Chairman of the Board
Wickens, Herzer, Panza,
Cook & Batista L.P.A.

Robert M. Campana
President
Campana Development

Terry D. Goode
Vice President
LandAmerica Financial
Group, Inc. and
Lorain County Title Company

Wellsley O. Gray
Retired

James R. Herrick
President
Liberty Auto Group, Inc.

Lee C. Howley
President
Howley Bread Group Ltd.

David M. Koethe
Retired
Former Chairman of the Board
The Lorain Printing Company

Benjamin G. Norton
Consultant
LTI Power Systems

Jeffrey F. Riddell
President and
Chief Executive Officer,
Consumeracq, Inc. and Consumers
Builders Supply Co.

John W. Schaeffer, M.D.
President
North Ohio Heart Center, Inc.

Eugene M. Sofranko
Chairman of the Board
Lorain Glass Company, Inc.

Directors Emeriti of Lorain National Bank

James L. Bardoner
Retired, Former President
Dorn Industries, Inc.

T. L. Smith, M.D.
Retired Physician

Leo Weingarten
Retired

Officers of LNB Bancorp, Inc.

Stanley G. Pijor
Chairman of the Board

James F. Kidd
Vice Chairman of the Board
President and
Chief Executive Officer

Kevin W. Nelson
Executive Vice President and
Chief Operating Officer

Terry M. White
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

Debra R. Brown
Senior Vice President

Robert L. Cox
Senior Vice President

Paul A. Campagna
Senior Vice President

Mitchell J. Fallis, CPA
Vice President and
Chief Accounting Officer

John D. Funderburg
Vice President
Loan Administrator

James W. Manning
Director of Audit

Carol M. Mesko
Vice President
Human Resources

David E. Nocjar
Senior Trust and
Investment Officer

Gerry L. Reynolds
Senior Operations Officer

James H. Weber
Senior Vice President

Directors and Officers of Charleston Insurance Agency, Inc.

Directors

James F. Kidd
Chairman of the Board,
President and
Chief Executive Officer
Charleston Insurance
Agency, Inc.

Stanley G. Pijor
Chairman of the Board
LNB Bancorp, Inc. and
Lorain National Bank

James R. Herrick
President
Liberty Auto Group, Inc.

Jeffrey F. Riddell
President and
Chief Executive Officer,
Consumeracq, Inc. and
Consumers Builders Supply Co.

Officers

James F. Kidd
Chairman of the Board,
President and
Chief Executive Officer

Terry M. White
Vice President,
Corporate Secretary
and Treasurer

Kevin W. Nelson
Vice President

Directors and Officers of North Coast Community Development Corporation

Directors

James F. Kidd
Chairman of the Board,
President and
Chief Executive Officer
North Coast Community
Development Corporation

Jose Candelario, Sr.
President
Candelario Accounting

Mitchell J. Fallis, CPA
Vice President,
Corporate Secretary and Treasurer
North Coast Community
Development Corporation

Joel A. Krueck
Vice President
North Coast Community
Development Corporation

Evelyn C. France
Director
Women's Development Center

Sydney L. Lancaster
Manager Human Resources
Development and
Affirmative Action Officer
Lorain County
Community Collage

Daniel Martinez
Chairman of the Board and
President
South Lorain Community
Development Corporation

Benjamin G. Norton
Consultant
LTI Power Systems

Homer A. Virdon
Director
Lorain Metropolitan
Housing Authority

Officers

James F. Kidd
Chairman of the Board,
President and
Chief Executive Officer

Joel A. Krueck
Vice President

Mitchell J. Fallis, CPA
Vice President,
Corporate Secretary
and Treasurer

Management of Lorain National Bank

Executive and Senior Officers

James F. Kidd
President and Chief Executive Officer

Terry M. White
Executive Vice President, Chief Financial Officer and Corporate Secretary

Kevin W. Nelson
Executive Vice President and Chief Operating Officer

Debra R. Brown
Senior Vice President Banking Center Administration

Robert L. Cox
Senior Vice President Retail Lending

Paul A. Campagna
Senior Vice President and Senior Lending Officer

Mitchell J. Fallis, CPA
Vice President and Chief Accounting Officer

John D. Funderburg
Vice President Loan Administrator

James W. Manning
Director of Audit

Jeanne C. Maschari
Vice President and Senior Business Analyst

Carol M. Mesko
Vice President Human Resources

David E. Nocjar
Senior Trust and Investment Officer

Gerry L. Reynolds
Senior Operations Officer

James H. Weber
Senior Vice President and Senior Marketing Officer

Banking Center Officers

Teresa E. George
Vice President Banking Center Administration

Main & Sixth Street Drive-In
Charles A. DeAngelis
Vice President

Patti A. Klinar
Assistant Branch Manager

Amherst
G. Dale Rosenkranz
Vice President

Jennifer M. Nickolls
Senior Customer Service Representative and Lender

Avon Lake
Diana L. Schmittgen
Assistant Vice President

Cleveland Street
Timothy J. Gallagher
Vice President

Ely Square & Elyria United Methodist Village
James E. Schmittgen
Vice President

Kansas Avenue
Linda A. Buehner
Assistant Vice President

Village of LaGrange
Vanessa R. Walter
Senior Customer Service Representative and Branch Team Leader

Lake Avenue
Kara Odom
Branch Service Manager and Team Leader

Oberlin Avenue & West Park Drive-In
Christine M. Weber
Assistant Vice President

Oberlin & Kendal at Oberlin
Marilyn R. Krasienko
Assistant Vice President

Olmsted Township & The Renaissance
Carol Snyder
Assistant Cashier

Pearl Avenue
Cindy Waters
Senior CSR and Branch Team Leader

Vermilion
Barbara M. Beres-Clark
Assistant Branch Manager

The Crossings of Westlake & Westlake Village
Lora T. Graves
Senior Customer Service Representative and Branch Team Leader

Loan Officers

Commercial Loans
Kevin S. Miller
Vice President

Lee C. Myers
Vice President

Ellen M. Walsh
Vice President

Kenneth P. Wayton
Vice President

Retail Lending
Janice Hardwick
Assistant Administrator

Mortgage Loans
Keith H. Kapanke
Mortgage Loan Originator

Joel A. Krueck
Vice President

Credit Analysis
Denise M. Kosakowski
Vice President

Collections
Kelly A. Dunfee
Assistant Cashier

Loan Center
Kimberly S. Plzak
Assistant Vice President

Loan Review
Richard P. Vieritz
Vice President

Loan Services
Laura J. Campbell
Mortgage Loan Servicing Officer

Joyce L. Wasela
Assistant Cashier

Administration and Operations Officers

Accounting
Mary L. Scaff
Fiscal Operations Officer

Auditing
Robert Heinrich
Auditor

Randy E. Lottman
Network and Information Security Officer

Community Reinvestment
Evelyn France
Director of CRA

Cash Management
Diane DePould
Senior Product Manager

Compliance
Donna Jean Phillips
Vice President, Compliance, BSA and OFAC Officer

Customer Service
Janet Hatcher
Customer Service Manager

Electronic Banking & Deposit Operations
Barb Balog
Operations Manager

Michael Lanzarotta
Operations Manager

E.D.P. Services
Larry R. Johnson
Vice President

Human Resources
Teresa E. Kreger
Assistant Vice President

Marketing
Steven F. Cooper
Vice President

Debra L. Temerario
Marketing Operations Officer

Professional Development
Marianne Kocak
Assistant Vice President

Purchasing
Susan I. Tuttle
Assistant Vice President

Security
James E. Long
Assistant Vice President

Technical Support
Michael O. Carmody
Network and Systems Engineer

LNB Investment and Trust Services Officers

Neal A. Conger
Vice President

Gerald S. Falcon
Vice President

Patrick E. Sheridan
Vice President

Georgia L. Bour
Vice President

Carol A. Cavanaugh
Assistant Vice President

Thomas H. Eschke
Assistant Vice President
Trust Operations Officer

LNB Investment Center Officer

Robert A. Carino
Senior Financial Advisor

LNB Bancorp, Inc. and Subsidiary Locations

Lorain National Bank
457 Broadway
Lorain, Ohio 44052
(440) 244-6000
(800) 860-1007

Charleston Insurance Agency, Inc.
457 Broadway
Lorain, Ohio 44052
(440) 244-7158
(800) 845-2152

Charleston Title Agency, LLC
424 Middle Avenue
Elyria, Ohio 44035
(440) 284-5165
(800) 860-1007

North Coast Community Development Corporation
457 Broadway
Lorain, Ohio 44052
(440) 244-7145
(440) 244-7212



CLEVELAND
Avon Lake
Westlake
Avon
Vermilion
LORAIN
Olmsted Township
ELYRIA
Amherst
Oberlin
Grafton
Lagrange
Lorain County
Wellington
Legend
Banking Center (20)
ATM (23)

Deposit Market Share
(deposits in thousands as of 06/30/03)

Location	Amount	Rank
Lorain County	$ 541,837	2

LNB BANKING CENTERS, ATMS, INVESTMENT AND TRUST SERVICES AND INVESTMENT CENTER

Lorain Banking Centers

Main
457 Broadway
Lorain, Ohio 44052
(440) 244-7185

Sixth Street Drive-In**
200 Sixth Street
Lorain, Ohio 44052
(440) 244-7242

Kansas Avenue
1604 Kansas Avenue
Lorain, Ohio 44052
(440) 288-9151

Oberlin Avenue
3660 Oberlin Avenue
Lorain, Ohio 44053
(440) 282-9196

Pearl Avenue
2850 Pearl Avenue
Lorain, Ohio 44055
(440) 277-1103

West Park Drive-In**
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3131

Amherst Banking Center

Amherst
1175 Cleveland Avenue
Amherst, Ohio 44001
(440) 988-4423

Avon Banking Center

Avon
2100 Center Road
Avon , Ohio 44011
(440) 934-7922

Avon Lake Banking Center

Avon Lake
240 Miller Road
Avon Lake, Ohio 44012
(440) 933-2186

Elyria Banking Centers

Ely Square
124 Middle Avenue
Elyria, Ohio 44035
(440) 323-4621

Cleveland Street
801 Cleveland Street
Elyria, Ohio 44035
(440) 365-8397

Lake Avenue
42935 North Ridge Road
Elyria Township,
Ohio 44035
(440) 233-7196

Elyria United
Methodist Village
807 West Avenue
Elyria, Ohio 44035
(440) 323-6488

Village of LaGrange Banking Center

Village of LaGrange
546 North Center Street
Village of LaGrange,
Ohio 44050
(440) 355-6734

Oberlin Banking Centers

Kendal at Oberlin*
600 Kendal Drive
Oberlin, Ohio 44074
(440) 774-5400

Oberlin
40 East College Street
Oberlin, Ohio 44074
(440) 775-1361

Olmsted Township Banking Centers

Olmsted Township
27095 Bagley Road
Olmsted Township,
Ohio 44138
(440) 235-4600

The Renaissance*
26376 John Road
Olmsted Township,
Ohio 44138
(440) 427-0041

Vermilion Banking Center

Vermilion
4455 East Liberty Avenue
Vermilion, Ohio 44089
(440) 967-3124

Westlake Banking Center

Westlake Village*
28550 Westlake
Village Drive
Westlake, Ohio 44145
(440) 808-0229

ATMs

Captain Larry's Shell
1317 State Route 60
Vermilion, Ohio 44089

Dad's Sunoco
7580 Leavitt Road
State Route 58
Amherst, Ohio 44001

Gateway Plaza
3451 Colorado Avenue
Lorain, Ohio 44052

Grafton Station
537 Main Street
Grafton, Ohio 44044

Lakeland Medical Center
3700 Kolbe Road
Lorain, Ohio 44053

Lorain County
Community College
1005 North Abbe Road
Elyria, Ohio 44035

Lowe's Home
Improvement Warehouse
620 Midway Boulevard
Elyria, Ohio 44035

Other Offices

Executive
457 Broadway
Lorain, Ohio 44052
(440) 244-7123

Accounting
457 Broadway
Lorain, Ohio 44052
(440) 244-7145

Banking Center
Administration
457 Broadway
Lorain, Ohio 44052
(440) 244-7253

Commercial, Consumer
and Mortgage Loans
457 Broadway
Lorain, Ohio 44052
(440) 244-7219
(440) 989-3348
(440) 244-7216

Customer Service
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3348
(800) 860-1007

Human Resources
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3139

Purchasing
2150 West Park Drive
Lorain, Ohio 44053
(440) 989-3327

Technology Center
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3301

Electronic Banking
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3348

LNB Investment and Trust Services

457 Broadway
Lorain, Ohio 44052
(440) 244-7148

LNB Investment Center

457 Broadway
Lorain, Ohio 44052
(440) 244-7241
(800) 845-2152

All Other Offices Not Listed

Toll Free (800) 860-1007
Lorain (440) 244-6000

TeleBanker

TeleBanker (440) 245-4562
TeleBanker (800) 610-9033

Internet: www.4LNB.com

(440) 989-3348

ATM service available wherever you see this symbol
* *Restricted to residents, their visitors and employees*
** *Drive-In service only*

(Dollars in thousands)	December 31, 2003	2002
Assets:		
Cash and due from banks (note 3)	$ 24,646	$ 23,608
Federal funds sold and short-term investments	3,103	3,224
Securities (note 5):		
Available for sale, at fair value	143,459	137,909
Held to maturity, at cost (fair value $4,952 and $10,904, respectively)	4,789	10,648
Federal Home Loan Bank and Federal Reserve Bank stock, at cost (note 1)	3,879	3,738
Total securities	152,127	152,295
Loans (notes 6, 7, 10 and 11):		
Loans available for sale	6,215	8,999
Portfolio loans	528,096	500,551
Reserve for loan losses	(7,730)	(6,653)
Net loans	526,581	502,897
Bank premises and equipment, net (note 8)	11,009	10,748
Bank owned life insurance	12,702	11,930
Intangible assets (note 4)	3,245	3,358
Accrued interest receivable	2,818	3,045
Other assets (note 12)	4,401	4,272
Foreclosed assets	589	22
Total Assets	$ 741,221	$ 715,399
Liabilities and Shareholders' Equity:		
Liabilities:		
Deposits (note 9)		
Demand and other noninterest-bearing deposits	$ 86,693	$ 80,879
Savings, Market Access and passbook accounts	277,197	280,616
Certificates of deposit	217,454	204,632
Total deposits	581,344	566,127
Securities sold under repurchase agreements and other short-term borrowings (note 10)	15,023	26,866
Federal Home Loan Bank advances, (note 11)	71,540	48,925
Accrued interest payable	875	983
Accrued taxes, expenses and other liabilities (notes 12 and 16)	4,304	5,885
Total Liabilities	673,086	648,786
Shareholders' Equity: (notes 13 and 14)		
Preferred stock, no par value: Shares authorized 1,000,000, and shares outstanding, none (note 13)		
Common stock, $1.00 par: Shares authorized 15,000,000 Shares issued 6,766,867 and 4,501,232, respectively and Shares outstanding 6,617,618 and 4,401,232, respectively (notes 13, 17, 18 and 19)	6,766	4,501
Additional capital	26,243	28,319
Retained earnings (note 15)	38,715	35,639
Accumulated other comprehensive income (loss)	(704)	1,054
Treasury stock at cost, 149,249 and 100,000 shares, respectively	(2,885)	(2,900)
Total Shareholders' Equity	68,135	66,613
Commitments and contingencies (notes 7, 8 and 20)		
Total Liabilities and Shareholders' Equity	$ 741,221	$ 715,399

See accompanying notes to consolidated financial statements.

(Dollars in thousands except per share amounts)	2003	2002	2001
	For the Calendar Year		
Interest Income:			
Interest and fees on loans:			
Taxable	$ 32,844	$ 34,314	$ 37,557
Tax exempt	-0-	-0-	5
Interest and dividends on securities:			
U.S. Government agencies and corporations	4,155	5,944	6,451
States and political subdivisions	610	583	446
Other debt and equity securities	296	423	405
U.S. Treasury securities	-0-	6	91
Interest on Federal funds sold and short-term investments	40	94	146
Total Interest Income	37,945	41,364	45,101
Interest Expense:			
Interest on deposits:			
Certificates of deposit, $100 and over	1,447	1,394	2,393
Other deposits	5,814	8,504	12,225
Interest on Federal Home Loan Bank advances	1,737	1,790	1,528
Interest on securities sold under repurchase agreements and other short-term borrowings	198	407	852
Total Interest Expense	9,196	12,095	16,998
Net Interest Income	28,749	29,269	28,103
Provision for loan losses (note 7)	2,695	2,200	2,200
Net Interest Income After Provision for Loan Losses	26,054	27,069	25,903
Noninterest Income:			
Investment and Trust Services Division income	1,762	2,080	2,379
Service charges on deposit accounts	4,260	4,083	3,529
Other service charges, exchanges and fees	3,019	3,162	3,056
Gains on sale of credit card portfolio	832	-0-	-0-
Gains on sales of securities, (note 5)	449	732	250
Gains on sales of loans	236	94	76
Other income	983	917	381
Total Noninterest Income	11,541	11,068	9,671
Noninterest Expenses:			
Salaries and employee benefits (notes 16, 17, 18 and 19)	13,814	12,229	11,428
Net occupancy expense of premises (note 8)	1,585	1,476	1,471
Furniture and equipment expenses (note 8)	2,517	2,193	2,090
Card-related expenses	1,395	1,325	1,283
Supplies and postage	1,137	1,018	1,008
Outside services	1,441	1,306	899
Marketing and public relations	762	1,032	564
Ohio Franchise Tax	673	502	622
Other expenses	3,145	3,691	3,596
Total Noninterest Expenses	26,469	24,772	22,961
Income Before Income Taxes	11,126	13,365	12,613
Income Taxes (note 12)	3,411	4,200	4,048
Net Income	$ 7,715	$ 9,165	$ 8,565
Basic Earnings Per Share (note 2) (*)	$ 1.17	$ 1.39	$ 1.30
Diluted Earnings Per Share (note 2) (*)	$ 1.17	$ 1.39	$ 1.30
Dividends Declared Per Share (*)	$ .70	$ .68	$ .66

See accompanying notes to consolidated financial statements.

(*) All share and per share data has been adjusted to reflect the three-for-two stock split in 2003 and the 2 percent stock dividends in 2002 and 2001.

(Dollars in thousands except per share amounts)	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2000	$ 4,313	$ 24,336	$ 30,584	$ 192	$ (2,900)	$ 56,525
Comprehensive income:						
Net income	-0-	-0-	8,565	-0-	-0-	8,565
Change in unrealized gain on securities available for sale, net of tax	-0-	-0-	-0-	1,065	-0-	1,065
Total comprehensive income						9,630
Cash dividends declared, $.64 per share	-0-	-0-	(4,365)	-0-	-0-	(4,365)
Issuance of 9,431 shares of common stock under stock option plans	10	123	-0-	-0-	-0-	133
Issuance of 10,835 shares of common stock under LNBB Direct Stock Purchase and Dividend Reinvestment Plan	11	204	-0-	-0-	-0-	215
Market value of stock issued in payment of 2% stock dividend, 84,225 shares	84	1,575	(1,659)	-0-	-0-	-0-
Balance at December 31, 2001	$ 4,418	$ 26,238	$ 33,125	$ 1,257	$ (2,900)	$ 62,138
Comprehensive income:						
Net income	-0-	-0-	9,165	-0-	-0-	9,165
Change in unrealized (loss) on securities available for sale, net of tax	-0-	-0-	-0-	(203)	-0-	(203)
Total comprehensive income						8,962
Cash dividends declared, $.68 per share	-0-	-0-	(4,468)	-0-	-0-	(4,468)
Issuance of 200 shares of common stock under stock option plans	-0-	3	-0-	-0-	-0-	3
Payment of cash in lieu of fractional shares issued pursuant to 2% stock dividend	-0-	-0-	(22)	-0-	-0-	(22)
Market value of stock issued in payment of 2% stock dividend, 85,474 shares	83	2,078	(2,161)	-0-	-0-	-0-
Balance at December 31, 2002	$ 4,501	$ 28,319	$ 35,639	$ 1,054	$ (2,900)	$ 66,613
Comprehensive income:						
Net income	-0-	-0-	7,715	-0-	-0-	7,715
Minimum pension liability net of tax of $197	-0-	-0-	-0-	(381)	-0-	(381)
Change in unrealized (loss) on securities available for sale, net of tax	-0-	-0-	-0-	(1,377)	-0-	(1,377)
Total comprehensive income						5,957
Cash dividends declared, $.70 per share	-0-	-0-	(4,626)	-0-	-0-	(4,626)
Issuance of 722 shares of Treasury Stock	-0-	-0-	-0-	-0-	15	15
Issuance of 15,425 shares of common stock under stock option plans	15	174	-0-	-0-	-0-	189
Payment of cash in lieu of fractional shares issued under three-for-two stock split	-0-	-0-	(13)	-0-	-0-	(13)
Issuance of 2,250,210 shares of common stock under three-for-two stock split	2,250	(2,250)	-0-	-0-	-0-	-0-
Balance at December 31, 2003	$ 6,766	$ 26,243	$ 38,715	$ (704)	$ (2,885)	$ 68,135

See accompanying notes to consolidated financial statements.
All share and per share data has been adjusted to reflect the three-for-two stock split in 2003.

Disclosure of Reclassification Amount:

The following discloses the reclassification adjustments for Accumulated Other Comprehensive Income:

	For the Calendar Year		
(Dollars in thousands)	2003	2002	2001
Unrealized holding gains (losses) arising during the year, net of tax	$ (1,673)	$ (686)	$ 1,230
Reclassification adjustment for gains included in net income, net of tax of $153, $249 and $85, for 2003, 2002 and 2001, respectively	296	483	(165)
Change in unrealized gain (loss) on securities available for sale, net of tax	$ (1,377)	$ (203)	$ 1,065

(Dollars in thousands)	For the Calendar Year 2003	2002	2001
Cash Flows from Operating Activities:			
Interest received	$ 39,129	$ 42,280	$ 45,744
Other income received	10,416	9,483	9,008
Interest paid	(9,304)	(12,243)	(17,768)
Originations of loans available for sale	(24,544)	(16,549)	(9,341)
Proceeds from sales of loans available for sale	25,842	17,787	6,136
Gains on sales of loans available for sale	(236)	(94)	(76)
Cash paid for salaries and employee benefits	(15,361)	(11,684)	(11,517)
Net occupancy expense of premises paid	(1,272)	(1,165)	(1,159)
Furniture and equipment expenses paid	(1,233)	(942)	(777)
Cash paid for supplies and postage	(1,137)	(1,018)	(1,008)
Cash paid for other operating expenses	(8,100)	(4,971)	(5,654)
Federal income taxes paid	(4,194)	(4,522)	(4,237)
Net Cash Provided by Operating Activities	10,006	16,362	9,351
Cash Flows from Investing Activities:			
Proceeds from maturities of securities held to maturity	5,859	6,045	29,559
Proceeds from sales and maturities of securities available for sale	134,756	101,234	46,210
Purchases of securities held to maturity	-0-	(699)	(983)
Purchases of securities available for sale	(143,250)	(121,894)	(85,102)
Net (increase) in loans made to customers	(25,457)	(34,366)	(24,699)
Purchases of bank premises, equipment and intangible assets	(2,057)	(1,790)	(894)
Proceeds from sales of bank premises and equipment	4	75	35
Purchase of bank owned life insurance	-0-	(10,413)	-0-
Proceeds from liquidations of other foreclosed assets	22	187	296
Purchases of other foreclosed assets	(589)	(86)	(370)
Net Cash Used in Investing Activities	(30,712)	(61,707)	(35,948)
Cash Flows from Financing Activities:			
Net increase (decrease) in demand and other noninterest-bearing deposits	5,814	(6,609)	4,395
Net increase (decrease) in savings, Market Access and passbook deposits	(3,419)	27,110	33,888
Net increase (decrease) in certificates of deposit	12,822	27,359	(16,107)
Net increase (decrease) in securities sold under repurchase agreements and other short-term borrowings	(11,843)	(2,304)	8,779
Proceeds from Federal Home Loan Bank advances	247,210	43,830	46,735
Cash paid on Federal Home Loan Bank advances	(224,595)	(44,250)	(40,735)
Cash paid in lieu of fractional shares related to stock dividends and stock splits	(13)	(22)	-0-
Proceeds from exercise of stock options and shares issued under LNBB Direct Stock Purchase and Dividend Reinvestment Plan	189	3	348
Issuance of Treasury Stock	15	-0-	-0-
Dividends paid	(4,557)	(4,445)	(4,337)
Net Cash Provided by Financing Activities	21,623	40,672	32,966
Net Increase (Decrease) in Cash and Cash Equivalents	917	(4,673)	6,369
Cash and Cash Equivalents at Beginning of Year	26,832	31,505	25,136
Cash and Cash Equivalents at End of Year	$ 27,749	$ 26,832	$ 31,505
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net Income	$ 7,715	$ 9,165	$ 8,565
Adjustments to reconcile net income to net cash provided by operating activities:			
Originations of loans available for sale	(24,544)	(16,549)	(9,341)
Proceeds from sales of loans available for sale	25,842	17,787	6,136
Gain on sales of investments and loans	(1,517)	(732)	(250)
Depreciation and amortization	1,597	1,562	1,625
Amortization of intangible assets	113	112	377
Amortization (accretion) of deferred loan fees and costs, net	(382)	(277)	72
Provision for loan losses	2,695	2,200	2,200
Decrease (increase) in accrued interest receivable	227	751	898
Others, net	(1,740)	2,343	(931)
Net Cash Provided by Operating Activities	$ 10,006	$ 16,362	$ 9,351

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies:

(a) Principles of Consolidation:

The consolidated financial statements include the accounts of LNB Bancorp, Inc. (the Parent Company) and its wholly-owned subsidiaries, The Lorain National Bank (the Bank) and Charleston Insurance Agency, Inc. Charleston Title Agency, LLC., a 49%-owned subsidiary, is accounted for under the equity method. The term "the Corporation" refers to LNB Bancorp, Inc. and its wholly-owned subsidiaries, The Lorain National Bank and Charleston Insurance Agency, Inc., and a 49% interest in Charleston Title Agency, LLC. All material intercompany transactions and balances have been eliminated in consolidation.

(b) Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of Management's estimates and assumptions include the reserve for loan losses, the realization of deferred tax assets, fair values of certain securities, the determination and carrying value of impaired loans, the carrying value of loans available for sale, the carrying value of other real estate, depreciation of premises and equipment, the projected benefit obligation, the actuarial present value of pension benefit obligations, net periodic pension expense and accrued pension costs recognized in the Corporation's financial statements. Estimates that are more susceptible to change in the near term include the reserve for loan losses and the fair value of certain securities.

(c) Industry Segment Information:

The Corporation's activities are considered to be a single industry segment for financial reporting purposes. LNB Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, investment management and trust services, title insurance, and insurance with operations conducted through its main office and banking centers located throughout Lorain, eastern Erie and western Cuyahoga counties of Ohio. This market provides the source for substantially all of the Bank's deposit, loan and trust activities and title insurance and insurance activities. The majority of the Bank's income is derived from a diverse base of commercial, mortgage and retail lending activities and investments.

(d) Cash and Cash Equivalents:

For purposes of reporting in the Consolidated Statements of Cash Flows, cash and cash equivalents include currency on hand, amounts due from banks, Federal funds sold, and securities purchased under resale agreements. Generally, Federal funds sold and securities purchased under resale agreements are for one day periods.

(e) Securities:

Debt securities are classified as held to maturity, trading, or available for sale. Securities which are classified as being held to maturity are stated at amortized cost based on the Corporation's intent and ability to hold until maturity. Securities are adjusted for amortization of premiums and accretion of discounts using the interest method. Securities available for sale are carried at fair value with unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income, net of tax. Securities classified as trading are carried at fair value with unrealized gains and losses included in earnings. Gains or losses on dispositions are based on net proceeds and the carrying value of securities sold, using the specific identification method. A decline in fair value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings resulting in establishment of a new cost basis for the security.

(f) Loans Available for Sale:

The Bank has identified certain mortgage and commercial loans which may be sold prior to maturity. These loans are carried at the lower of amortized cost or estimated fair value, determined on an aggregate basis for each type of loan available for sale. Net unrealized losses are recognized in a valuation allowance and by charges to income.

(g) Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) Stock:

These stocks are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

(h) Reserve for Loan Losses:

Because some loans may not be repaid in full, a reserve for loan losses is recorded. This reserve is increased by provisions charged to earnings and is reduced by loan charge-offs, net of recoveries. Estimating the risk of loss on any loan is necessarily subjective. Accordingly, the reserve is maintained by Management at a level considered adequate to cover probable loan losses inherent in the loan portfolio that are currently anticipated based on Management's evaluation of several key factors including information about specific borrower situations, their financial position and collateral values, current economic conditions, changes in the mix and levels of the various types of loans, past charge-off experience and other pertinent information. The reserve for loan losses is based on estimates using currently available information, and ultimate losses may vary from current estimates due to changes in circumstances. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. While Management may periodically allocate portions of the reserve for specific problem situations, the entire reserve is available for any charge-offs that may occur. Charge-offs are made against the reserve for loan losses when Management concludes that it is probable that all or a portion of a loan is uncollectible. After a loan is charged-off, collection efforts continue and future recoveries may occur.

A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of the expected future cash flows discounted at the loans initial effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. If the loan valuation is less than the recorded investment in the loan, an impairment reserve is established for the difference. The impairment reserve is established by either an allocation of the reserve for loan losses or by a provision for loan losses, depending upon the adequacy of the reserve for loan losses. The provision for loan losses is determined based on Management's evaluation of the loan portfolio and the adequacy of the reserve or loan losses under current economic conditions and such other factors which, in Management's judgment, deserve current recognition.

(i) Mortgage Servicing Assets:

The Corporation recognizes as separate assets rights to service fixed rate single-family mortgage loans that it has sold without recourse but services for others for a fee. Mortgage servicing assets are initially recorded at cost, based upon pricing multiples as determined by the purchaser, when the loans are sold. Mortgage servicing assets are carried at the lower of the initial carrying value, adjusted for amortization, or estimated fair value. Amortization is determined in proportion to and over the period of estimated net servicing income using the level yield method. For purposes of determining impairment, the mortgage servicing assets are stratified by interest rate.

The expected and actual rates of mortgage loan prepayments are the most significant factors driving the potential for the impairment of the value of mortgage servicing assets. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan is reduced. For the years presented, mortgage servicing assets and related amortization were not material.

(j) Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed generally on the straight-line method over the estimated useful lives of the assets. Upon the sale or other disposition of assets, the cost and related accumulated depreciation are retired and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred, while renewals and improvements are capitalized. Software costs related to externally developed systems are capitalized at cost less accumulated amortization. Amortization is computed on the straight-line method over the estimated useful life.

(k) Goodwill and Core Deposit Intangibles:

Intangible assets arise from branch acquisitions and include goodwill and core deposit intangibles. Goodwill is the excess of purchase price over identified net assets in branch acquisitions. Core deposit intangibles represent the value of depositor relationships purchased. In the fourth quarter of 2002, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 147 "Accounting for Certain Financial Institutions" retroactive to January 1, 2002. Under the provisions of SFAS No. 142 and SFAS No. 147, goodwill is no longer rateably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Core deposit intangible assets which have finite lives continue to be amortized using an accelerated method over ten years and also continue to be subject to annual impairment testing. Prior to the adoption of SFAS No. 142 and SFAS No. 147, the Corporation's goodwill was amortized on a straight-line basis over a period of fifteen years and core deposit intangibles were amortized using an accelerated method over a period of ten years. Prior to 2002, goodwill and core deposit intangibles were reviewed for possible impairment, for events or changes in circumstances that indicate the carrying amount of the asset may not be recoverable, and written down if necessary. Note 4 includes a summary of the Corporation's goodwill and core deposit intangible assets as well as further detail about the impact of the adoption of SFAS No. 142.

(l) Foreclosed Assets:

Foreclosed assets represents properties acquired through customer loan default. The real estate and other tangible assets acquired through foreclosure are carried as Foreclosed assets on the Balance Sheet at fair value, net of estimated costs to sell, not to exceed the cost of property acquired through foreclosure.

(m) Additional Capital and Retained Earnings:

The additional capital account includes amounts received in excess of par value of common stock sold and amounts voluntarily transferred from retained earnings. In the case of stock dividends, the Corporation transfers the market value of shares issued from retained earnings to the common stock and additional capital accounts.

(n) Interest and Fees on Loans:

Interest income on loans is accrued on the principal balances of loans outstanding on a "simple interest" basis. The Bank's policy is to cease accruing interest on any loans where the principal and/or interest is past due for 90 days or more, unless the loan is both well secured and in the process of collection. Loan origination fees and certain direct origination costs are deferred and amortized over the contractual lives of the related loans using the interest method.

(o) Investment and Trust Services Division's Assets and Income:

Property held by the Corporation in fiduciary or agency capacity for its customers is not included in the accompanying financial statements, as such items are not assets of the Corporation. Income from the Investment and Trust Services Division is reported on an accrual basis.

(p) Interest on Deposit Accounts:

Interest on deposit accounts is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the respective accounts.

(q) Income Taxes:

The Corporation and its wholly-owned subsidiaries file a consolidated Federal income tax return. The provision for income taxes is based upon income in the financial statements, rather than amounts reported on the Corporation's income tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(r) Reclassifications:

Certain 2001 and 2002 amounts have been reclassified to conform to the 2003 presentation.

(s) Employee Stock Ownership Plan and 401(k) Plan:

These two qualified defined contribution plans are accounted for under the provisions of SFAS No. 87, "Employers' Accounting for Pensions" and under the provisions of Statement of Position 93-6 "Employers Accounting for Employee Stock Ownership Plans," as applicable.

(t) Retirement Pension Plan:

The qualified defined benefit pension plan is accounted for under the provisions of SFAS No. 87 "Employers Accounting for Pensions."

(u) Reporting Comprehensive Income:

The Corporation adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." This Statement requires companies to report all items that are recognized as components of comprehensive income under accounting standards. As required, the Corporation displays the accumulated balance of other comprehensive income as a separate component of shareholders' equity.

(v) Stock-Based Compensation:

The Corporation applies SFAS No.148, "Accounting for Stock-Based Compensation." SFAS No.148 was adopted in 2002. "Stock-Based Compensation," allows a company to recognize stock-based compensation using a fair-value based method of accounting if it so elects. The Corporation has elected to adopt the recognition provisions of SFAS No. 123 during 2002.

(2) Earnings Per Share:

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of shares outstanding plus the effects of dilutive stock options outstanding during the year. The weighted average number of shares outstanding and the earnings per share during each year presented has been adjusted to reflect the three-for-two stock split in 2003, and the two percent stock dividends in 2002 and 2001. Basic and diluted earnings per share is calculated as follows:

(Dollars in thousands except per share amounts)	For the Calendar Year 2003	2002	2001
Weighted average shares outstanding used in Basic Earnings Per Share calculation	6,605,560	6,601,619	6,575,597
Dilutive effect of incentive stock options	10,094	6,324	2,007
Weighted average shares outstanding used in Diluted Earnings Per Share calculation	6,615,654	6,607,943	6,577,604
Net Income	$ 7,715	$ 9,165	$ 8,565
Basic Earnings Per Share	$ 1.17	$ 1.39	$ 1.30
Diluted Earnings Per Share	$ 1.17	$ 1.39	$ 1.30

(3) Cash and Due from Banks:

In order to meet deposit reserve requirements, the Bank is required to maintain cash on hand and reserve balances at the Federal Reserve Bank. Cash and due from banks included approximately $12,390 and $10,919 at December 31, 2003 and 2002, respectively, to meet these deposit reserve requirements.

The average balances maintained in cash on hand and in reserve balances at the Federal Reserve Bank to meet deposit reserve requirements approximated $12,387 and $10,916 during 2003 and 2002, respectively.

(4) Goodwill and Core Deposit Intangibles:

In the fourth quarter of 2002, the Corporation adopted SFAS No. 142 retroactive to January 1, 2002. Upon the adoption of SFAS No. 142 the Corporation ceased amortizing its goodwill, which decreased noninterest expense and increased net income in 2002 as compared to 2001. The following table shows the pro forma effects of applying SFAS No. 142 to the 2001 year.

(Dollars in thousands except per share amounts)	For the Calendar Year 2003	2002	2001
Goodwill amortization:			
Pretax	$ -0-	$ -0-	$ 264
After tax	-0-	-0-	174
Net Income:			
Reported	7,715	9,165	8,565
Add back after-tax goodwill per share	-0-	-0-	174
Adjusted	$ 7,715	$ 9,165	$ 8,739
Basic net income per common share:			
Reported	$ 1.17	$ 1.39	$ 1.30
Add back goodwill amortization per share	-0-	-0-	.03
Adjusted	$ 1.17	$ 1.39	$ 1.33
Diluted net income per common share:			
Reported	$ 1.17	$ 1.39	$ 1.30
Add back goodwill amortization per share	-0-	-0-	.03
Adjusted	$ 1.17	$ 1.39	$ 1.33

The Corporation has intangible assets capitalized on its balance sheet in the form of core deposit intangibles. Core deposit intangibles continue to be amortized over their estimated useful life of 10 years in accordance with SFAS No. 142.

A summary of core deposit intangible assets follows:

(Dollars in thousands)	December 31, 2003	2002
Core deposit intangibles	$ 1,288	$ 1,288
Less accumulated amortization	870	757
Net core deposit intangibles	$ 418	$ 531

The following intangible assets and related amortization arising from a 1997 branch acquisition and included in the accompanying consolidated financial statements are summarized as follows at December 31, net of accumulated amortization:

(Dollars in thousands)	December 31, 2003	2002
Goodwill	$ 2,827	$ 2,827
Core deposit intangible	418	531
Total intangible assets	$ 3,245	$ 3,358

Amortization expense for intangible assets totaled $113, $112 and $377 in 2003, 2002 and 2001, respectively. Amortization expense on core deposit intangible assets is expected in the future as follows:

(Dollars in thousands)	Amortization Expense
Calendar Year 2004	$ 113
Calendar Year 2005	113
Calendar Year 2006	113
Calendar Year 2007	79
Total	$ 418

(5) Securities:

The amortized cost, gross unrealized gains and losses and fair values of securities at December 31, 2003 and 2002 follows:

December 31, 2003 *(Dollars in thousands)*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Government agencies and corporations	$ 127,571	$ 238	$ (1,148)	$ 126,661
States and political subdivisions	11,240	494	(10)	11,724
Equity securities	5,137	76	(139)	5,074
Total securities available for sale	143,948	808	(1,297)	143,459
Securities held to maturity:				
U.S. Government agencies and corporations	2,993	100	-0-	3,093
States and political subdivisions	1,796	63	-0-	1,859
Total securities held to maturity	4,789	163	-0-	4,952
Federal Home Loan Bank and Federal Reserve Bank stock	3,879	-0-	-0-	3,879
Total securities	$ 152,616	$ 971	$ (1,297)	$ 152,290

December 31, 2002 *(Dollars in thousands)*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Government agencies and corporations	$ 120,599	$ 1,659	$ (26)	$ 122,232
States and political subdivisions	10,515	373	(5)	10,883
Equity securities	5,198	51	(455)	4,794
Total securities available for sale	136,312	2,083	(486)	137,909
Securities held to maturity:				
U.S. Government agencies and corporations	7,335	169	-0-	7,504
States and political subdivisions	3,313	98	(11)	3,400
Total securities held to maturity	10,648	267	(11)	10,904
Federal Home Loan Bank and Federal Reserve Bank stock	3,738	-0-	-0-	3,738
Total securities	$ 150,698	$ 2,350	$ (497)	$ 152,551

The amortized cost, fair values and yields of debt securities by contractual maturity date at December 31, 2003 follows:

December 31, 2003 *(Dollars in thousands)*	Amortized Cost	Fair Value	Fully-Tax Equivalent Yield
Securities available for sale:			
Due within 1 year	$ 1,156	$ 1,184	5.81%
After 1 but within 5 years	65,710	65,612	2.89
After 5 but within 10 years	63,923	63,266	4.37
After 10 years	8,022	8,323	5.26
Total securities available for sale	138,811	138,385	3.73
Securities held to maturity:			
Due within 1 year	65	67	5.84
After 1 but within 5 years	3,253	3,367	4.24
After 5 but within 10 years	-0-	-0-	0.00
After 10 years	1,471	1,518	5.76
Total securities held to maturity	4,789	4,952	4.73
Total securities	$ 143,600	$ 143,337	3.76%

The gross realized gains and proceeds from the sales of securities are as follows:

(Dollars in thousands)	For the Calendar Year 2003	2002	2001
Gross realized gains on sales	$ 449	$ 732	$ 250
Proceeds from sales of securities	$ 28,488	$ 51,719	$ 28,064

All other redemptions during these three years were in the form of proceeds at maturity or calls by the issuers of debt. The carrying value of securities pledged to secure trust, public deposits, securities sold under repurchase agreements, line of credit, and for other purposes required by law amounted to $129,654 and $129,567 at December 31, 2003 and 2002, respectively. The fair value of securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments. The securities portfolio contained approximately $1,223 and $2,206 in non-rated securities of states and political subdivisions at December 31, 2003 and 2002, respectively. Based upon yield, term to maturity and market risk, the fair value of these securities was estimated to be $1,250 and $2,254 at December 31, 2003 and 2002, respectively. The majority of these non-rated securities are short-term debt issues of local political subdivisions. Management has reviewed these non-rated securities and has determined that there is no impairment to their value as of December 31, 2003 and 2002.

The following is an analysis of the securities that had unrealized losses at December 31, 2003. The information is presented for securities that have been valued at less than amortized cost for less than 12 months and for more than 12 months. There are temporary and permanent reasons why securities may be valued at less than amortized cost. Temporary reasons would include a deterioration in the credit quality of a security issuer or a change in the tax law pertaining to tax free or preferred stock issues. Temporary reasons also include the current level of interest rates as compared to the coupons on the securities held by the Corporation. At December 31, 2003, the total unrealized losses of $1,297 were temporary in nature and due to the current level of interest rates.

December 31, 2003 (Dollars in thousands)	Less than 12 months Fair Value	Less than 12 months Unrealized Losses	12 months or longer Fair Value	12 months or longer Unrealized Losses	Total Fair Value	Total Unrealized Losses
U.S. Government agencies and corporations	$ 27,958	$ (292)	$ -0-	$ -0-	$ 27,958	$ (292)
U.S. Government agency mortgage backed securities	54,092	(845)	2,014	(11)	56,106	(856)
State and political subdivisions	941	(10)	-0-	-0-	941	(10)
Subtotal, debt securities	82,991	(1,147)	2,014	(11)	85,005	(1,158)
Equity securities	-0-	-0-	4,903	(139)	4,903	(139)
Total temporarily impaired securities	$ 82,991	$ (1,147)	$ 6,917	$ (150)	$ 89,908	$ (1,297)

(6) Transactions With Related Parties:

The Corporation, through its subsidiary Bank, makes loans to its officers, directors and their affiliates. These loans are made with substantially the same terms and conditions as transactions with non-related parties. An analysis of loans outstanding to related parties follows:

(Dollars in thousands)	For the Calendar Year 2003	2002	2001
Aggregate amount beginning of year	$ 24,608	$ 16,423	$ 14,160
Additions (deductions):			
New loans	12,145	5,735	3,899
Repayments	(12,915)	(1,223)	(1,705)
Changes in directors and officers and/or their affiliations, net	(555)	3,673	69
Aggregate amount end of year	$ 23,283	$ 24,608	$ 16,423

(7) Loans and Reserve for Loan Losses:

Loan balances at December 31, 2003 and 2002 are summarized as follows:

	December 31,	
(Dollars in thousands)	2003	2002
Real estate loans (includes loans secured primarily by real estate only):		
Construction and land development	$ 91,759	$ 56,442
One to four family residential	188,033	202,847
Multi-family residential	4,125	3,803
Non-farm non-residential properties	148,053	150,936
Commercial and industrial loans	59,119	47,399
Personal loans to individuals:		
Auto, single payment and installment	43,060	42,569
Credit card and related plans	-0-	5,117
All other loans	162	437
Total loans	534,311	509,550
Reserve for loan losses	(7,730)	(6,653)
Net loans	$ 526,581	$ 502,897

Activity in the reserve for loan losses for 2003, 2002 and 2001 is summarized as follows:

	For the Calendar Year		
(Dollars in thousands)	2003	2002	2001
Balance at beginning of year	$ 6,653	$ 5,890	$ 5,250
Provision for loan losses	2,695	2,200	2,200
Loans charged-off	(1,958)	(1,783)	(1,739)
Recoveries on loans previously charged-off	340	346	179
Balance at end of year	$ 7,730	$ 6,653	$ 5,890

At December 31, 2003 and 2002, $5,771 and $7,257 respectively, of commercial loans were available for sale in the secondary market. At December 31, 2003 and 2002 the market value of commercial loans available for sale equaled or exceeded its carrying value. At December 31, 2003 and 2002, $444 and $1,742, respectively of mortgage loans were available for sale in the secondary market. At December 31, 2001, the market value of mortgage loans available for sale was less than its carrying value and was written down by $32. At December 31, 2003 and 2002, the market value of mortgage loans available for sale equaled or exceeded their carrying value. At December 31, 2003, the Bank had firm commitments for the sale of mortgage loans of $444.

Information regarding impaired loans is as follows:

	For the Calendar Year		
(Dollars in thousands)	2003	2002	2001
Year-end impaired loans with no allowance for loan losses specifically allocated	$ 8,901	$ 8,094	$ 2,977
Year-end impaired loans with allowance for loan losses specifically allocated	16,329	10,881	8,664
Amount of the allowance specifically allocated to impaired loans	2,272	1,711	1,957
Average of impaired loans during the year	21,742	16,454	978
Interest income recognized during impairment	258	95	60
Cash-basis interest income recognized	-0-	-0-	-0-

(8) Bank Premises, Equipment and Leases:

Bank premises and equipment are summarized as follows:

(Dollars in thousands)	For the Calendar Year 2003	2002
Land	$ 2,347	$ 2,347
Buildings	9,863	9,765
Equipment	17,599	16,571
Leasehold improvements	749	688
Total costs	30,558	29,371
Less accumulated depreciation and amortization	19,549	18,623
Total	$ 11,009	$ 10,748

Depreciation and amortization of Bank premises and equipment charged to noninterest expenses amounted to $1,273 in 2003, $1,286 in 2002 and $1,368 in 2001. Amortization of purchased software charged to noninterest expenses amounted to $324 in 2003, $276 in 2002 and $257 in 2001.

At December 31, 2003, the Bank was obligated to pay rental commitments under noncancelable operating leases on banking centers and certain equipment as follows:

(Dollars in thousands)	Banking Centers	Equipment
Calendar Year 2004	$ 234	$ 37
Calendar Year 2005	100	33
Calendar Year 2006	76	22
Calendar Year 2007	66	-0-
Calendar Year 2008	41	-0-
Calendar Year 2009 and thereafter	17	-0-
Total	$ 534	$ 92

Rentals paid under leases on banking centers and equipment, respectively, amounted to $295 and $43 in 2003, $256 and $15 in 2002, $241 and $5 in 2001.

(9) Deposits:

Deposit balances at December 31, 2003 and 2002 are summarized as follows:

(Dollars in thousands)	December 31, 2003	2002
Demand and other noninterest-bearing deposits:		
Individuals, partnerships and corporations	$ 75,606	$ 73,727
U.S. Government	149	136
States and political subdivisions	6,451	2,399
Certified, official, travelers checks and other	4,487	4,617
Total demand and other noninterest-bearing deposits	86,693	80,879
Savings, checkinvest, market access, money market and passbook accounts:		
Individuals and non-profit organizations	226,384	227,224
Corporations and profit organizations	32,231	36,394
States and political subdivisions	18,582	16,998
Total savings, checkinvest, market access, money market and passbook accounts	277,197	280,616
Certificates of deposit:		
Individuals, partnerships and corporations	167,780	165,434
States and political subdivisions	49,674	39,198
Total certificates of deposit	217,454	204,632
Total deposits	$ 581,344	$ 566,127

The aggregate amount of certificates of deposit in denominations of $100 or more amounted to $76,737 and $64,817 at December 31, 2003 and 2002, respectively. The maturity distribution of certificates of deposit as of December 31, 2003 and 2002 follows:

(Dollars in thousands)	Within 3 Months	After 3 Months But Within 6 Months	After 6 Months But Within 1 Year	After 1 Year But Within 2 Years	After 2 Years But Within 5 Years	Total
December 31, 2003	$ 55,838	$ 55,037	$ 45,428	$ 27,453	$ 33,698	$ 217,454
December 31, 2002	$ 60,748	$ 33,021	$ 36,702	$ 50,351	$ 23,810	$ 204,632

10) Securities Sold Under Repurchase Agreements and Other Short-Term Borrowings:

Information relating to securities sold under repurchase agreements and other short-term borrowings for the years ended December 31, 2003, 2002 and 2001 follows:

	December 31,		
(Dollars in thousands)	2003	2002	2001
Securities sold under repurchase agreements and other short-term borrowings			
At December 31			
Outstanding	$ 15,023	$ 26,866	$ 29,170
Interest rate	.89%	1.36%	1.96%
Average for the year:			
Outstanding	$ 18,185	$ 22,604	$ 26,916
Interest rate	.99%	1.74%	3.22%
Maximum month-end outstanding	$ 26,309	$ 29,633	$ 38,361

The Bank maintains a line of credit for advances and discounts with the Federal Reserve Bank of Cleveland. The amount of the line of credit varies on a monthly basis. The level of the line is equal to 85% of the balances of qualified second mortgage loans that are pledged as collateral for the line. At December 31, 2003, the Bank had pledged approximately $54,934 in second mortgage loans, resulting in an available line of credit of approximately $46,694. The Bank has not made a draw against this line of credit since December of 1999.

(11) Federal Home Loan Bank Advances: Short-Term Advances:

Information relating to Federal Home Loan Bank (FHLB) cash management, short-term and long-term advances as of and for the years ended December 31, 2003, 2002 and 2001 follows:

	For the Calendar Year		
(Dollars in thousands)	2003	2002	2001
Cash management advances average and maximums			
Average for the year:			
Outstanding	$ 16,600	$ 3,743	$ 6,726
Interest rate	1.28%	1.88%	3.98%
Maximum month-end outstanding	$ 30,000	$ 13,000	$ 21,500

	December 31,		
(Dollars in thousands)	2003	2002	2001
Cash management advances outstanding	$ 15,000	$ 5,500	$ 19,000
Interest rate	1.09%	1.40%	1.90%
Short-term advances outstanding	$ 17,235	$ 24,595	$ 10,750
Interest rate	1.15 - 3.73%	1.50 - 4.95%	4.27 - 6.31%

Long-term Advances: *(Dollars in thousands)*	Year Maturing			
Amount	2003	$ -0-	$ -0-	$ 19,595
Interest rate		0.00%	0.00%	3.16 - 4.95%
Amount	2004	-0-	6,000	-0-
Interest rate		0.00%	3.57 - 3.73%	0.00%
Amount	2005	28,190	11,830	-0-
Interest rate		2.06 - 4.61%	2.87 - 4.61%	0.00%
Amount	2006	11,000	1,000	-0-
Interest rate		2.70 - 4.92%	4.92%	0.00%
Amount	2014	115	-0-	-0-
Interest rate		3.55%	0.00%	0.00%
Total long-term advances outstanding		39,305	18,830	19,595
Total FHLB advances outstanding		$ 71,540	$ 48,925	$ 49,345

At December 31, 2003, collateral pledged for FHLB advances consisted of all shares of FHLB stock owned by the Bank and qualified mortgage loans totaling $259,746. The total borrowing capacity of the Bank, at December 31, 2003, was $94,655 with unused collateral borrowing capacity of $23,115. The Bank maintains a $40,000 cash management line of credit with the FHLB which matures on August 1, 2004. At December 31, 2003, the Bank had $15,000 in borrowings outstanding under this cash management line with $25,000 of available credit remaining under this line.

(12) Income Taxes:

The annual provision for income taxes consists of the following:

(Dollars in thousands)	For the Calendar Year 2003	2002	2001
Income Taxes:			
Federal current expense	$ 3,661	$ 4,119	$ 4,361
Federal deferred expense (benefit)	(254)	81	(313)
State and city current expense	4	-0-	-0-
Total Income Taxes	$ 3,411	$ 4,200	$ 4,048

The following presents a reconciliation of the total income taxes as shown on the Consolidated Statements of Income with that which would be computed by applying the statutory Federal tax rate of 35 percent to income before income taxes.

(Dollars in thousands)	December 31, 2003	2002	2001
Computed "expected" tax expense	$ 3,896	$ 4,678	$ 4,414
Increase (reduction) in income taxes resulting from:			
Tax exempt interest on obligations of states and political subdivisions	(201)	(188)	(139)
Tax exempt interest on bank owned life insurance	(270)	(171)	(78)
State income taxes net of Federal benefit	2	-0-	-0-
Other, net	(16)	(119)	(149)
Total Income Taxes	$ 3,411	$ 4,200	$ 4,048

Net deferred Federal tax assets are included in Other Assets on the Consolidated Balance Sheets. Management believes that it is more likely than not that the deferred Federal tax assets will be realized. The tax effects of temporary differences that give rise to significant portions of the deferred Federal tax assets and deferred Federal tax liabilities are presented below.

(Dollars in thousands)	December 31, 2003	2002
Deferred Federal tax assets:		
Reserve for loan losses	$ 2,628	$ 2,262
Deferred compensation	879	370
Minimum pension liability	197	-0-
Accrued vacation payable	0	181
Intangible asset amortization	(72)	9
Unrealized loss on securities available for sale	166	-0-
Other, net	27	30
Total deferred Federal tax assets	3,825	2,852
Deferred Federal tax liabilities:		
Bank premises and equipment depreciation	(525)	(397)
FHLB stock dividends	(398)	(350)
Unrealized gain on securities available for sale	-0-	(543)
Accrued loan fees and costs	(335)	(267)
Deferred charges	(95)	(67)
Prepaid pension	(123)	(39)
Total deferred Federal tax liabilities	(1,476)	(1,663)
Net Deferred Federal Tax Assets	$ 2,349	$ 1,189

(13) Shareholders' Equity:

Preferred Stock:

The Corporation is authorized to issue up to 1,000,000 shares of Voting Preferred Stock, no par value. As of December 31, 2003, no such stock had been issued. The Board of Directors of the Corporation is authorized to provide for the issuance of one or more series of Voting Preferred Stock and establish the dividend rate, dividend dates, whether dividends are cumulative, liquidation prices, redemption rights and prices, sinking fund requirements, conversion rights, and restrictions on the issuance of any series of Voting Preferred Stock. The Voting Preferred Stock may be issued with conversion rights to common stock and may rank prior to the common stock in dividends, liquidation preferences, or both. The Corporation has authorized 750,000 Series A Voting Preferred Shares none of which have been issued.

Common Stock:

The Corporation is authorized to issue up to 15,000,000 shares of common stock. Common shares outstanding were 6,617,618 and 4,401,232 at December 31, 2003, and December 31, 2002, respectively. The Board of Directors of LNB Bancorp, Inc. declared a three-for-two stock split in 2003, paid on April 1, 2003, to shareholders of record on March 17, 2003. This three-for-two stock split increased LNB Bancorp, Inc.'s common stock outstanding by 2,250,210 shares. The Board of Directors of LNB Bancorp, Inc. declared a two percent stock dividend, paid on July 2, 2002, to shareholders of record on June 17, 2002. The two percent stock dividend increased LNB Bancorp, Inc.'s common stock outstanding by 85,474 shares. Cash was issued in lieu of fractional shares. The Board of Directors of LNB Bancorp, Inc. declared a two percent stock dividend, paid on July 1, 2001, to shareholders of record on June 12, 2001. The two percent stock dividend increased LNB Bancorp, Inc.'s common stock outstanding by 84,225 shares.

Common Stock Repurchase Plan and Treasury Stock:

On May 20, 1997, the Board of Directors authorized the repurchase of up to 100,000 shares of common stock. The repurchased shares will be used primarily for qualified employee benefit plans, incentive stock option plans, stock dividends and other Corporate purposes. Treasury stock shares were adjusted to reflect the three-for-two stock split of April 1, 2003. At December 31, 2003 and at December 31, 2002, LNB Bancorp, Inc. held 149,249 shares and 100,000 shares of common stock as Treasury Stock under this plan for a total cost of $2,885 and $2,900 respectively. During 2003 and 2002, 722 and 0 shares were issued out of Treasury Stock.

Shareholder Rights Plan:

On October 24, 2000, the Board of Directors of LNB Bancorp, Inc. adopted a Shareholder Rights Plan. The rights plan is designed to prevent a potential acquirer from exceeding a prescribed ownership level in LNB Bancorp, Inc., *other than in the context of a negotiated acquisition* involving the Board of Directors. If the prescribed level is exceeded, the rights become exercisable and, following a limited period for the Board of Directors to redeem the rights, allow shareholders, other than the potential acquirer that triggered the exercise of the rights, to purchase Preferred Share Units of the Corporation having characteristics comparable to the Corporation's Common Shares, at 50% of market value. This would likely dramatically dilute the potential acquirer's ownership level and voting power, making an acquisition of the Corporation without prior Board approval prohibitively expensive.

The Shareholder Rights Plan provided for the distribution of one Preferred Share Purchase Right as a dividend on each outstanding LNB Bancorp, Inc. Common Share held as of the close of business on November 6, 2000. One Preferred Share Purchase Right will also be distributed for each Common Share issued after November 6, 2000. Each right entitles the registered holder to purchase from LNB Bancorp, Inc. Units of a new series of Voting Preferred Shares, no par value, at 50 percent of market value, if a person or group acquires 15 percent or more of LNB Bancorp, Inc.'s Common Shares. Each Unit of the new Preferred Shares has terms designed to make it the economic equivalent of one Common Share. A complete description of the distribution, exercise, and the terms of the rights are set forth in a Shareholder Rights Agreement dated October 24, 2000 between LNB Bancorp, Inc. and Registrar and Transfer Company as Rights Agent. The Shareholder Rights Agreement was filed with the Securities and Exchange Commission in a Form 8-A Filing on November 6, 2000.

Dividends:

Total cash dividends declared per share for 2003 increased $.02 or two percent, to $.70 per share, up from $.68 per share in 2002.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan:

The Board of Directors adopted the LNBB Direct Stock Purchase and Dividend Reinvestment Plan (the Plan) effective June 2001, replacing the former LNB Bancorp, Inc. Dividend Reinvestment Plan. The Plan authorized the sale of 500,000 shares of the Corporation's common shares to shareholders who choose to invest all or a portion of their cash dividends plus additional cash payments for LNB Bancorp, Inc. common stock. The Corporation did not issue shares pursuant to the Plan in 2003 while 45,560 shares were purchased in the open market at the current market price. The Corporation did not issue shares pursuant to the Plan in 2002 while 45,830 shares were purchased in the open market at the current market price. The Corporation issued 10,835 shares pursuant to the Plan in 2001 while 37,667 shares were purchased in the open market at the current market price.

Dividend Restrictions:

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by the Office of the Comptroller of Currency. These restrictions generally limit dividends to the current and prior two years' retained earnings. At December 31, 2003, approximately $12,145 of the Bank's retained earnings were available for dividends to the Corporation. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's regulatory capital requirements and minimum regulatory guidelines. These restrictions do not presently limit the Corporation from paying normal dividends.

(14) Regulatory Capital:

The Corporation and the Bank are subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve Board and the Office of Comptroller of Currency. These guidelines are used to evaluate capital adequacy and include required minimums as discussed below. The Corporation and the Bank are subject to an array of banking, Federal Deposit Insurance Corporation, U.S. Federal, and State of Ohio laws and regulations, including the FDIC Improvement Act. The FDIC Improvement Act established five capital categories ranging from "well capitalized" to "critically undercapitalized." These five capital categories are used by the Federal Deposit Insurance Corporation to determine prompt corrective action and an institution's semi-annual FDIC deposit insurance premium assessments.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide for five categories which in declining order are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be considered "well capitalized," an institution must generally have a leverage capital ratio of at least 5 percent, a Tier I risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent.

Total capital (Tier 1 and Tier 2) amounted to $72.8 million at December 31, 2003, representing 12.57% of net risk-adjusted assets compared with $68.9 million and 12.89%, respectively, at December 31, 2002. Tier 1 capital of $65.6 million at December 31, 2003 represented 11.32% of risk weighted assets, compared with $62.2 million and 11.64% at December 31, 2002.

At December 31, 2003 and 2002, the capital ratios for the Corporation and its wholly-owned subsidiary, Lorain National Bank, exceeded the ratios required to be "well capitalized." The "well capitalized" status affords the Bank the ability to operate with the greatest flexibility under current laws and regulations. The Comptroller of the Currency's most recent notification, with an examination date of September 30, 2003, categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that Management believes have changed the Bank's category. Analysis of Lorain National Bank and LNB Bancorp, Inc.'s Regulatory Capital and Regulatory Capital Requirements follows:

Minimum Required December 31,	Minimum Required Actual		To Be Well Capitalized		Capital	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003 Total capital (to risk weighted assets)						
Consolidated	$ 72,838	12.57%	$ 57,952	10.00%	$ 46,362	8.00%
Bank	69,196	11.97	57,880	10.00	46,304	8.00
2003 Tier 1 capital (to risk weighted assets)						
Consolidated	65,594	11.32	34,771	6.00	23,181	4.00
Bank	57,961	10.02	34,728	6.00	23,152	4.00
2003 Tier 1 capital (to average assets)						
Consolidated	65,594	8.92	36,749	5.00	29,399	4.00
Bank	57,961	7.81	36,561	5.00	29,249	4.00
2002 Total capital (to risk weighted assets)						
Consolidated	$ 68,878	12.89%	$ 53,420	10.00%	$ 42,736	8.00%
Bank	65,359	12.25	53,353	10.00	42,682	8.00
2002 Tier 1 capital (to risk weighted assets)						
Consolidated	62,201	11.64	32,052	6.00	21,368	4.00
Bank	54,706	10.25	32,012	6.00	21,341	4.00
2002 Tier 1 capital (to average assets)						
Consolidated	62,201	9.04	34,406	5.00	27,525	4.00
Bank	54,706	8.00	34,202	5.00	27,362	4.00

(15) Financial Holding Company:

Substantially all of the retained earnings of the Corporation represent undistributed net income of its subsidiaries. Condensed financial information of LNB Bancorp, Inc. (Financial Holding Company only) is as follows:

Condensed Balance Sheets
(Dollars in thousands)

	December 31, 2003	December 31, 2002
Assets:		
Cash	$ 1,679	$ 1,241
Short-term investments	3,103	3,224
Investment in subsidiary bank	60,452	59,084
Investment in subsidiary nonbanks	77	96
Securities available for sale	93	59
Note receivable - subsidiary bank (6.80% due 1/1/2007)	4,000	4,000
Other assets	52	170
Total assets	$ 69,456	$ 67,874
Liabilities and Shareholders' Equity:		
Liabilities	$ 1,321	$ 1,261
Shareholders' equity	68,135	66,613
Total liabilities and shareholders' equity	$ 69,456	$ 67,874

Condensed Statements of Income
(Dollars in thousands)

	For the Calendar Year 2003	2002	2001
Income:			
Cash dividends from subsidiary	$ 4,626	$ 4,468	$ 4,365
Interest and other income	483	581	466
Total income	5,109	5,049	4,831
Expenses:			
Other expenses	563	838	376
Income before income taxes and equity in undistributed net income of subsidiary	4,546	4,211	4,455
Income tax (benefit) expense	(27)	(87)	26
Equity in undistributed net income of subsidiary	3,142	4,867	4,136
Net Income	$ 7,715	$ 9,165	$ 8,565

Condensed Statements of Cash Flows
(Dollars in thousands)

	For the Calendar Year 2003	2002	2001
Cash Flows from Operating Activities:			
Dividends from subsidiary	$ 4,626	$ 4,468	$ 4,365
Other, net	57	(313)	119
Net Cash Provided by Operating Activities	4,683	4,155	4,484
Cash Flows from Investing Activities:			
Proceeds from maturity of securities available for sale	-0-	80	-0-
Purchases of securities available for sale	-0-	(39)	(64)
Net cash (Used) in investing activities	-0-	41	(64)
Cash Flows from Financing Activities:			
Cash paid in lieu of fractional shares related to stock dividends and stock splits	(13)	(22)	-0-
Proceeds from exercise of stock options and shares issued under LNBB Direct Stock Purchase and Dividend Reinvestment Plan	189	3	348
Issuance of Treasury stock	15	-0-	-0-
Dividends paid to shareholders	(4,557)	(4,445)	(4,337)
Net Cash (Used) in Financing Activities	(4,366)	(4,464)	(3,989)
Net Increase (decrease) in Cash and Cash Equivalents	317	(268)	431
Cash and Cash Equivalents at Beginning of Year	4,465	4,733	4,302
Cash and Cash Equivalents at End of Year	$ 4,782	$ 4,465	$ 4,733

(16) Retirement Pension Plan:

The Bank's non-contributory defined benefit pension plan (the Plan) covers substantially all of its employees. In general, benefits are based on years of service and the employee's level of compensation. The Bank's funding policy is to contribute annually an actuarially determined amount to cover current service cost plus amortization of prior service costs.

The net periodic pension costs charged to other expenses amounted to $116 in 2003, $574 in 2002 and $313 in 2001. At December 31, 2003 there were 245 participants in the plan. The following table sets forth the defined benefit pension plan's Change in Projected Benefit Obligation, Change in Plan Assets and Funded Status, including the Accrued Liability for the years ended December 31, 2003, 2002, and 2001. The Plan was amended and restated for GUST effective January 1, 2001 and amended for EGTRRA effective January 1, 2002. Effective December 31, 2002, the benefits under the Plan were frozen and no additional benefits will be accrued under the Plan after December 31, 2002. As a result of the Plan being frozen, the Corporation recorded, as a component of its net periodic pension cost, a loss due to the curtailment in the amount of $137 in 2002. Also as a result of the plan being frozen, the Corporation recorded a curtailment gain, as a component of the change in the projected benefit obligation, in the amount of $2,670 during 2002. The 2003 loss recognized due to settlement in the amount of $20 results from significant lump sum distributions paid in 2003, but not actuarially projected for 2003.

(Dollars in thousands)	For the Calendar Year 2003	2002	2001
Change in projected benefit obligation:			
Projected benefit obligation at beginning of year	$ (8,415)	$ (10,850)	$ (10,100)
Service cost	-0-	(556)	(531)
Interest cost	(477)	(643)	(636)
Actuarial gain (loss)	(283)	(83)	22
Curtailment gain	-0-	2,670	-0-
Settlement (loss)	(157)	-0-	-0-
Benefits paid	1,389	1,047	395
Projected benefit obligation at end of year	$ (7,943)	$ (8,415)	$ (10,850)
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 7,741	$ 9,665	$ 10,101
Actual gain (loss) on plan assets	223	(877)	(512)
Employer contributions	652	-0-	471
Benefits paid	(1,389)	(1,047)	(395)
Fair value of plan assets at end of year	$ 7,227	$ 7,741	$ 9,665
Funded status	$ (716)	$ (674)	$ (1,185)
Unrecognized net (gain) subsequent to transition	-0-	-0-	1,207
Unrecognized actuarial loss	578	-0-	-0-
Unrecognized prior service cost (benefit)	-0-	-0-	(122)
Accrued Liability	$ (138)	$ (674)	$ (100)

Net Periodic Pension Cost *(Dollars in thousands)*	For the Calendar Year 2003	2002	2001
Service cost	$ -0-	$ 556	$ 531
Interest cost on projected benefit obligation	477	643	636
Expected return on plan assets	(381)	(743)	(819)
Amortization of unrecognized prior service liability	-0-	(35)	(35)
Recognized actuarial (gain) or loss	-0-	16	-0-
Net periodic pension cost	96	437	313
Loss recognized due to curtailment	-0-	137	-0-
Loss recognized due to settlement	20	-0-	-0-
Total pension cost	$ 116	$ 574	$ 313
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2003, 2002, and 2001.			
Weighted average discount rate	5.75%	6.00%	6.00%
Expected long-term rate of return on plan assets	5.00%	7.88%	7.88%
Assumed rate of future compensation increases	0.00%	5.00%	5.00%

Amounts recognized in the consolidated balance sheet consist of:

	For the Calendar Year		
(Dollars in thousands)	2003	2002	2001
Accrued benefit cost ....$	(716)	$ (674)	$ (100)
Minimum pension liability..............	578	-0-	-0-
Net amount recognized..................$	(138)	$ (674)	$ (100)

	Pension Benefits		
(Dollars in thousands)	2003	2002	2001
Increase in minimum liability included in other comprehensive income ....$	381	$ -0-	$ -0-

The accumulated benefit obligation for the Lorain National Bank Retirement Pension Plan was $7,943, $8,415 and $7,570 at December 31, 2003, 2002 and 2001 respectively.

	December 31		
(Dollars in thousands)	2003	2002	2001
Projected benefit obligation ....$	(7,943)	$ (8,415)	$ (10,850)
Accumulated benefit obligation	(7,943)	(8,415)	(10,850)
Fair value of plan assets	7,227	7,741	9,665

Assumptions: Weighted-average assumptions used to determine projected and accumulated benefit obligations at December 31.

	December 31		
	2003	2002	2001
Discount rate	5.75%	6.00%	6.00%
Rate of compensation increase.......	0.00	5.00	5.00

The plan reviews Moody's Aaa and Aa corporate bond yields as of each plan year-end to determine the appropriate discount rate to calculate the year-end benefit plan obligation and the following year's net periodic pension cost.

Plan Assets:

Lorain National Bank's Retirement Pension Plan's weighted-average assets allocations at December 31, 2003, 2002 and 2001 by asset category are as follows:

	Plan Assets at December 31		
Asset category	2003	2002	2001
Equity securities	18%	53%	59%
Debt securities..................................	82	42	37
Cash and cash equivalents	0	5	4
Total	100%	100%	100%
LNB Bancorp, Inc. common stock to total plan assets	8.9%	7.5%	4.8%

The investment strategy for 2004 is to achieve an equity security allocation percent of about 60% and a debt security position of about 40%. This strategy will be employed in order to position more assets to benefit from the anticipated increase in the equities market in 2004.

Cash flows of the Lorain National Bank Retirement Pension Plan

Contributions:

Lorain National Bank expects to contribute $500 to the Lorain National Bank Retirement Pension Plan in 2004.

Estimated Future Benefit Payments:

The following benefit payments, which reflect no expected future service as the plan is frozen, are expected to be paid as follows:

(Dollars in thousands)	Pension Benefit
Calendar year 2004. . . . .$	245
Calendar year 2005.	35
Calendar year 2006.	547
Calendar year 2007.	67
Calendar year 2008.	111
Calendar year 2009 – 2045	9,938

(17) Stock Option Plans:

The Corporation sponsors four nonqualified incentive stock option agreements and two qualified incentive stock option plans. In 2003, the Corporation did not enter into an incentive stock option agreement.

The Corporation's shareholders approved qualified incentive stock option plans on April 6, 1982 and April 16, 1985 for all officers at or above the position of Vice President or equivalent. Under each plan, 50,000 shares of stock were originally reserved. Options were granted at fair market value at the date of the grant and, accordingly, no charges are reflected in salaries and employee benefits expense due to the granting of stock options. The excess of the option price over the par value of the shares purchased through the exercise of stock options is credited to additional capital. Options granted under the plans may not be outstanding for periods exceeding 10 years from date of grant.

At December 31, 2003 all qualified stock options issued under these plans had expired or been exercised.

There were no new options granted or forfeitures under the qualified stock option plans during the three year period ended December 31, 2003. Stock options exercised under qualified plans were 15,425, 200 and 9,431 shares in 2003, 2002 and 2001, respectively.

An analysis of the qualified incentive stock option plans as of December 31, 2003 follows:

Incentive Stock Option Plan Year	1985	1982
Options outstanding:		
Total	-0-	-0-
Vested	-0-	-0-
Options available for granting	-0-	-0-
Exercise price	$ 0.00	$ 0.00

There were no stock options granted or available for granting under any of the Corporation's qualified incentive stock option plans during 2003, 2002 and 2001.

Qualified and Nonqualified Incentive Stock Option Plans

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	46,318	$ 23.29	45,606	$ 23.73	44,158	$ 22.63
Granted	-0-	N/A	-0-	N/A	10,000	21.55
Expired	(3,092)	12.31	-0-	N/A	-0-	N/A
Exercised	(15,425)	12.31	(200)	18.47	(9,431)	14.07
Stock Dividend/Split	23,159	15.52	912	23.26	879	19.33
Outstanding at end of year	50,960	16.69	46,318	23.29	45,606	23.73
Exercisable at end of year	50,960	$ 16.69	46,318	$ 23.29	45,606	$ 23.73

Exercise prices for nonqualified options outstanding as of December 31, 2003, ranged from $14.08 to $18.85. The weighted average remaining contractual life of the nonqualified incentive stock option agreements is 5 to 8 years.

The fair value of each option granted in 2001 is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001: risk-free interest rate of 5.03%, dividend yield of 4.80%, volatility factors of the expected market price of LNB Bancorp, Inc.'s common stock of 38.4%; and a weighted average expected option life of 10 years. Weighted average fair value of options granted during 2001 was $6.04.

Had compensation cost for the Corporation's stock-based compensation plans been determined consistent with SFAS No. 123, net income and net income per share would have been as summarized below. Additionally, no stock-based compensation, as defined by the provisions of Statement of Financial Accounting Standards N0. 123, "Stock-Based Compensation" was generated under any of the Corporation's stock-based benefit plans during 2003.

(Dollars in thousands except per shares amounts)	For the Calendar Year 2003	2002	2001
Pro forma net income	$ N/A	$ 9,148	$ 8,525
Pro forma net income per share:			
Basic	$ N/A	$ 1.39	$ 1.30
Diluted	N/A	1.39	1.30

(18) Employee Stock Ownership Plan:

The Lorain National Bank Employee Stock Ownership Plan (ESOP) is a non-contributory plan that covers substantially all employees. Contributions by the Bank to the ESOP are discretionary and subject to approval by the Board of Directors. Contributions are expensed in the year in which they are approved and totaled $0, $263 and $0 in 2003, 2002, and 2001, respectively. At December 31, 2003 there were 292 participants in the plan. Under the terms of the ESOP agreement, the Corporation's common stock is to be the Plan's primary investment.

Transactions by the ESOP, relating to activity in the Corporation's common stock, are summarized in the table to the right:

(Dollars in thousands except per share amounts)	2003	2002	2001
Cash dividend income	$ 189	$ 184	$ 172
Stock split/dividend shares ...	93,836	3,577	3,287
Shares purchased	18,110	7,421	22,953
Shares distributed/sold	29,110	6,142	2,690
Year end holdings:			
Shares	264,175	181,340	176,484
Market value	$ 5,363	$ 4,923	$ 3,816
As a percentage of total plan assets	98.8%	98.8%	97.4%

(19) 401(k) Plan:

The Bank adopted the Lorain National Bank 401(k) Plan (the Plan) effective January 1, 2001. The Plan amended and restated the Lorain National Bank Stock Purchase Plan. The Plan allows for the purchase of up to 80,000 shares of LNB Bancorp, Inc. treasury shares. During 2003, 2002, and 2001 the Plan purchased LNB Bancorp, Inc common stock on the open market.

Under provisions of the Plan, a participant can contribute a certain percentage of their compensation to the Plan. The Bank makes a discretionary percentage contribution to match each employee's contribution. The Bank's match is limited to the first six percent of an employees wage. The Plan uses the contributions of the Corporation to purchase LNB Bancorp, Inc. common stock. Effective January 1, 2001, the Plan permits the investment of plan assets, contributed by employees, among different funds.

The Bank's matching contributions are expensed in the year in which the associated participant contributions are made and totaled $425, $209, and $202 in 2003, 2002 and 2001, respectively. At December 31, 2003, there were 280 participants in the Plan.

Transactions by the Plan relating to the activity in the Corporation's common stock are summarized below:

(Dollars in thousands except per share amounts)	2003	2002	2001
Cash dividend income	$ 140	$ 136	$ 131
Stock split/dividend shares ...	68,079	2,577	2,509
Shares purchased	17,821	15,979	12,543
Shares rolled over	645	83	237
Shares distributed/sold	34,805	5,805	10,250
Year end holdings:			
Shares	194,252	142,512	129,678
Market value	$ 3,943	$ 3,869	$ 2,804
As a percentage of total plan assets	72.6%	81.9%	84.9%

(20) Commitments, Credit Risk, and Contingencies:

In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. These instruments are currently limited to commitments to extend credit and standby letters of credit. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 30 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on Management's credit evaluation of the applicant. Collateral held is generally single-family residential real estate and commercial real estate. Substantially all of the obligations to extend credit are variable rate commitments except for commitments to sell mortgages which are fixed rate commitments.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

A summary of the contractual amount of commitments follows:

	December 31,	
(Dollars in thousands)	2003	2002
Commitments to extend credit	$ 58,434	$ 75,408
Home equity lines	43,793	38,502
Credit card arrangements	-0-	23,169
Commitments to sell mortgages	444	1,742
Standby letters of credit	1,774	1,864
Total	$ 104,445	$ 140,685

Most of the Bank's business activity is with customers located within the Bank's defined market area. As of December 31, 2003, the Bank had no significant concentrations of credit risk in its loan portfolio. The Bank also has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio.

The nature of the Corporation's business results in litigation. Management, after reviewing with counsel all actions and proceedings pending against or involving LNB Bancorp, Inc. and subsidiaries, considers that the aggregate liability or loss, if any, resulting from them will not be material to the Corporation's financial position, results of operation or liquidity.

(21) Estimated Fair Value of Financial Instruments:

The Corporation discloses estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and due from banks and Federal funds sold and short-term investments and Accrued interest, accounts receivable and other financial assets:

For these short-term financial instruments, the carrying value is a reasonable estimate of fair value.

Securities:

The fair value of securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments.

Portfolio loans, net and Loans available for sale, net:

For variable rate loans with interest rates that may be adjusted on a quarterly, or more frequent basis, the carrying amount is a reasonable estimate of fair market value. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Bank owned life insurance:

The carrying value is the fair market value for bank owned life insurance.

Deposits:

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market, checking and NOW accounts, is equal to the amount payable on demand as of December 31, for each year presented. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. For variable rate certificates of deposit, the carrying amount is a reasonable estimate of fair value.

Securities sold under repurchase agreements and other short-term borrowings and Accrued interest payable and other financial liabilities:

For these short-term financial instruments, the carrying value is a reasonable estimate of fair value.

Federal Home Loan Bank advances:

The fair value of these long-term financial instruments is estimated by discounting future cash flows using current FHLB rates for the remaining term to maturity.

Commitments to extend credit and standby letters of credit:

The fair value of these commitments to extend credit approximates the fees charged to make these commitments; since rates and fees of the commitment contracts approximates those currently charged to originate similar commitments. The carrying amount and fair value of off-balance sheet instruments is not significant as of December 31, 2003 and 2002.

Limitations:

Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Estimates of fair value are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a substantial Investment and Trust Services Division that contributes net fee income annually. The Investment and Trust Services Division is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial instruments include property, plant, and equipment and deferred tax liabilities. In addition, it is not practicable for the Corporation to estimate the tax ramifications related to the realization of the unrealized gains and losses and they have not been reflected in any of the estimates of fair value. The impact of these tax ramifications can have a significant effect on estimates of fair value. The estimated fair values of the Corporation's financial instruments at December 31, 2003 and 2002 are summarized as follows:

December 31, *(Dollars in thousands)*	2003 Carrying Value	2003 Estimated Fair Value	2002 Carrying Value	2002 Estimated Fair Value
Financial assets:				
Cash and due from banks and Federal funds sold and short-term investments	$ 27,749	$ 27,749	$ 26,832	$ 26,832
Securities	152,127	152,290	152,295	152,551
Portfolio loans, net	520,366	531,857	493,898	502,205
Loans available for sale, net	6,215	6,215	8,999	8,999
Bank owned life insurance	12,702	12,702	11,930	11,930
Accrued interest, accounts receivable and other financial assets	5,083	5,083	5,639	5,639
Financial liabilities:				
Deposits:				
Demand deposits, savings accounts and money market deposits	$ 363,890	$ 363,890	$ 361,495	$ 361,495
Certificates of deposit	217,454	219,878	204,632	207,676
Total deposits	581,344	583,768	566,127	569,171
Securities sold under repurchase agreements and other short-term borrowings	15,023	15,023	26,866	26,866
Federal Home Loan Bank advances	71,540	70,748	48,925	49,536
Accrued interest payable and other financial liabilities	5,083	5,083	5,639	5,639

REPORT OF MANAGEMENT

To The Shareholders of LNB Bancorp, Inc.
January 30, 2004

The Management of LNB Bancorp, Inc. is responsible for the preparation, integrity, and fair presentation of its financial statements presented in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts, some of which are based on judgments and estimates of Management.

LNB Bancorp, Inc. maintains a system of internal control over financial reporting designed to produce reliable financial statements. The system contains self-monitoring mechanisms, and compliance is tested and evaluated through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any internal control system has inherent limitations, including the possibility that controls can be circumvented or overridden. Further, because of changes in conditions, internal control system effectiveness may vary over time.

Management assessed the Corporation's internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of December 31, 2003. Bas.ed on this assessment, Management believes that, as of December 31, 2003, the Corporation maintained effective internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America.

The Audit Committee of the Board of Directors is composed entirely of outside directors who are independent of Management and meets periodically with Management, internal auditors and independent auditors to review audit plans and the results and recommendations of their audits. The Audit Committee selects the independent auditor. KPMG LLP, independent auditors, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

The accounting firm of KPMG LLP has been engaged by LNB Bancorp, Inc. to audit its financial statements and their report follows.

James F. Kidd
President and
Chief Executive Officer

Terry M. White
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
LNB Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of LNB Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LNB Bancorp, Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Cleveland, Ohio
January 30, 2004

Unaudited Quarterly Financial Data:

Selected unaudited quarterly financial data and per share data for 2003, 2002 and 2001 is presented below. There were intra-quarter fluctuations during the third quarter of 2003 in noninterest income from the gain on the sale of the credit card portfolio of $832. The increase in the provision for loan losses in the third quarter of 2003 resulted from changes in the mix and levels of loans and the softening of the local economy. There were intra-quarter fluctuations during the fourth quarter of 2003 in noninterest expense, net income and earnings per share from one-time severance expenses amounting to $1,712. There were intra-quarter fluctuations during the first, second and fourth quarters of 2002 in noninterest income from increased levels of gains on sales of securities compared with the third quarter of 2002. The decrease in the provision for loan losses in the fourth quarter of 2002 resulted from changes in the mix and levels of loans and current economic conditions. There were significant intra-quarter fluctuations during the fourth quarter of 2001 from increases in the provision for loan losses. The increase in the provision for loan losses in the fourth quarter of 2001 resulted from anticipated loan charge-offs and to increase the reserve for loan losses for changes in the mix and levels of loans. The 2001 second and third quarters noninterest income reflects gains on sales of securities.

(Dollars in thousands except per share amounts)		First Quarter (1)	Second Quarter (1)	Third Quarter (1)	Fourth Quarter	Totals
Total interest income	2003	$ 9,686	$ 9,626	$ 9,400	$ 9,233	$37,945
	2002	10,189	10,474	10,415	10,286	41,364
	2001	11,724	11,485	11,081	10,811	45,101
Total interest expense	2003	2,526	2,352	2,186	2,132	9,196
	2002	3,106	3,175	3,072	2,742	12,095
	2001	4,903	4,432	4,194	3,469	16,998
Net interest income	2003	7,160	7,274	7,214	7,101	28,749
	2002	7,083	7,299	7,343	7,544	29,269
	2001	6,821	7,053	6,887	7,342	28,103
Provision for loan losses	2003	564	570	991	570	2,695
	2002	600	525	600	475	2,200
	2001	450	450	450	850	2,200
Net interest income after provision for loan losses	2003	6,596	6,704	6,223	6,522	26,045
	2002	6,483	6,774	6,743	7,069	27,069
	2001	6,371	6,603	6,437	6,492	25,903
Noninterest income	2003	2,699	2,858	3,536	2,448	11,541
	2002	2,694	2,723	2,624	3,027	11,068
	2001	2,098	2,439	2,593	2,541	9,671
Noninterest expenses	2003	6,139	6,082	6,419	7,829	26,469
	2002	6,050	6,178	6,001	6,543	24,772
	2001	5,454	5,805	5,693	6,009	22,961
Income taxes	2003	965	1,156	985	305	3,411
	2002	1,022	1,082	1,033	1,063	4,200
	2001	1,009	1,082	1,145	812	4,048
Net income	2003	$ 2,191	$ 2,324	$ 2,355	$ 845	$ 7,715
	2002	2,105	2,237	2,333	2,490	9,165
	2001	2,006	2,155	2,193	2,211	8,565
Basic earnings per share (2)	2003	$ .33	$ .35	$ .36	$ .13	$ 1.17
	2002	.32	.34	.35	.38	1.39
	2001	.31	.33	.33	.33	1.30
Diluted earnings per share (2)	2003	$ .33	$ .35	$ .36	$ .13	$ 1.17
	2002	.32	.34	.35	.38	1.39
	2001	.31	.33	.33	.33	1.30
Dividends declared per share (3)	2003	$ .17	$ .17	$ .17	$ .19	$ .70
	2002	.16	.17	.17	.18	.68
	2001	.16	.16	.16	.18	.66

(1) Certain amounts reported for the year 2002 have been restated as a result of the adoption of SFAS No. 142 and SFAS No. 147.

(2) Basic and Diluted earnings per share is computed using the weighted average number of shares outstanding during each quarter and each year.

(3) All share and per share data have been adjusted to reflect the three-for-two stock split in 2003, and the 2 percent stock dividend in 2002 and 2001.

Condensed Statements of Income and Cash Dividends Declared

(Dollars in thousands)	For the Calendar Year 2003	2002	2001	2000	1999
Total interest income	$ 37,945	$ 41,364	$ 45,101	$ 46,645	$ 41,617
Total interest expense	9,196	12,095	16,998	19,209	15,593
Net interest income	28,749	29,269	28,103	27,436	26,024
Provision for loan losses	2,695	2,200	2,200	1,700	2.000
Other income	10,024	10,242	9,122	8,369	7,936
Gains on sales of assets	1,517	826	326	1	162
Other expenses	26,469	24,772	22,738	21,276	20,639
Income before income taxes	11,126	13,365	12,613	12,830	11,483
Income taxes	3,411	4,200	4,048	4,400	3,842
Net income	$ 7,715	$ 9,165	$ 8,565	$ 8,430	$ 7,641
Cash dividends declared	$ 4,626	$ 4,468	$ 4,365	$ 4,191	$ 3,794

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2003	2002	2001	2000	1999
Cash and cash equivalents	$ 27,749	$ 26,832	$ 31,505	$ 25,136	$ 37,343
Securities	152,127	152,295	138,401	127,101	123,319
Net loans	526,581	502,897	471,598	445,890	414,849
Other assets	34,764	33,375	23,022	23,983	24,100
Total assets	$ 741,221	$ 715,399	$ 664,526	$ 622,110	$ 599,611
Total deposits	$ 581,344	$ 566,127	$ 518,267	$ 496,091	$ 456,831
Other borrowings	86,563	75,791	78,515	63,736	86,467
Other liabilities	5,179	6,868	5,606	5,758	5,260
Total liabilities	673,086	648,786	602,388	565,585	548,558
Total shareholders' equity	68,135	66,613	62,138	56,525	51,053
Total liabilities and shareholders' equity	$ 741,221	$ 715,399	$ 664,526	$ 622,110	$ 599,611

Per Share Data

	2003	2002	2001	2000	1999
Basic earnings (1) (2)	$ 1.17	$ 1.39	$ 1.30	$ 1.28	$ 1.16
Diluted earnings (1) (2)	1.17	1.39	1.30	1.28	1.16
Cash dividends declared (2)	.70	.68	.66	.64	.58
Book value per share (2)	10.30	10.09	9.41	8.60	7.77
Shares outstanding at end of year (2)	6,617,618	6,601,848	6,601,548	6,571,119	6,569,133

Financial Ratios

	2003	2002	2001	2000	1999
Return on average assets (ROAA) (3)	1.05%	1.33%	1.35%	1.39%	1.33%
Return on average shareholders' equity (ROAE) (3)	11.33	14.24	14.36	15.83	15.29
Net interest margin (4)	4.24	4.59	4.75	4.85	4.88
Efficiency ratio (4)	63.01	61.41	60.96	59.42	60.61
Loans to deposits	91.91	90.01	92.13	90.94	91.83
Dividend Payout	59.98	48.75	50.96	49.72	49.65
Shareholders' equity to assets (3)	9.22	9.31	9.35	8.77	8.67

Asset Quality Ratios

	2003	2002	2001	2000	1999
Net charge-offs to total loans	.30%	.28%	.33%	.25%	.19%
Reserve for loan losses to total loans	1.46	1.31	1.23	1.16	1.11
Nonperforming loans to total loans	.96	.37	.30	.51	.33
Reserve for loan losses to nonperforming assets	135.00	352.94	409.30	226.60	348.50

(1) Basic and diluted earnings per share is computed using the weighted average number of shares outstanding during each year.
(2) All share and per share data has been adjusted to reflect the three-for-two stock split in 2003 and the 2 percent stock dividend in 2002, 2001 and 2000.
(3) Ratios based on average annual balances.
(4) Fully-Tax Equivalent (FTE) Basis.

The following is management's discussion and analysis of the financial condition and results of operations of LNB Bancorp, Inc. (the Corporation). The purpose of this analysis is to clearly describe, from management's perspective, what primary factors contributed to the financial performance presented in the consolidated financial statements and the notes related to these statements. This discussion and analysis should be read in conjunction with the consolidated financial statements, notes and other materials contained in this 2003 annual report.

Introduction

This was a year of change for the Corporation. Prolonged economic weakness in our market, and the need to make fundamental changes to position the Corporation for the future, necessitated many changes. In order to continue to grow profitably, major personnel, technology, product line and branch office decisions were made in 2003. It was also a year in which the President and Chief Executive Officer announced his retirement. The full financial impact of all of these activities is discussed in detail in the Results of Operations section of this discussion.

The Corporation is a financial holding corporation serving Lorain County, extreme eastern Erie County and western Cuyahoga County in northern Ohio. As such the Corporation's performance is impacted by general trends in the banking industry and by local economic conditions in the Federal Reserve Bank of Cleveland – Fourth District. At year-end, the banking industry was entering another period of consolidation, with several bank mergers announced that may impact the Corporation's market. There has also been increased branching activity into Lorain County by super-regional banks and new competitors from Cuyahoga County. While it appeared that in late 2003 the national economy was quickly improving, the Corporation's local economy was only slowly recovering. This is primarily due to the area's strong dependence on the manufacturing sector. Within Lorain County, future population growth estimates are encouraging, but such growth will increasingly be in the eastern part of the county as opposed to traditional population centers.

The Corporation offers a full line of financial products and services through its wholly-owned subsidiary, Lorain National Bank. The Corporation's delivery network includes 20 branch offices and 23 ATM's. The Corporation also offers on-line banking services at its Internet site. The current business lines that are most critical to the Corporation's continued success are commercial lending, retail lending, and core transaction deposit products. The Corporation continues to derive 71% of its revenues from net interest income, so the ability to achieve balance sheet growth and therefore net interest income growth is still the Corporation's most critical revenue factor. Combining this dependence on asset growth with a weak local economy contributed to a decline in revenue in 2003.

A restructuring of the branch network was announced in 2003. Customer convenience plays a critical role in the Corporation's success, and after completing an analysis of the current branch network and projected population trends, changes were announced involving three locations. In late 2003 the Midway Mall office was closed and plans were announced to close the Avon Lake office in 2004. New offices in Avon Lake and Avon will replace these two offices in early 2004. These new offices will serve two important growth areas in eastern Lorain County. The Corporation will also close its full service Westlake office in early 2004. After remodeling, this office will reopen as a loan production office staffed by commercial and mortgage lenders.

This was also the year that the Corporation's backroom operations were reviewed and upgraded. An aggressive plan was completed to update obsolete processes and equipment. The Corporation's computer network, debit card and ATM network, branch communications, and teller system were upgraded or replaced. Major work was completed to improve disaster planning, information security, overall process controls and better network monitoring. This work will continue in 2004 as the Corporation prepares for the technical challenges of geographic expansion.

From a strategic perspective the Corporation is addressing the issues that will enhance its ability to profitably grow and to meet the product demands of the market. With respect to growth, the changing demographics of Lorain County, and the prospects for future local economic growth pose the most important challenges for the Corporation. While significant opportunities exist within our current market area, geographic expansion outside Lorain County is critical. From a product standpoint, the primary challenge is from new competition. With Lorain County's proximity to Cleveland, the Corporation is experiencing new competitors in our current market. Super-regional banks pose some challenges, but many of our pricing and product challenges are the result of more competition from non-regional banks.

The Corporation is a relatively large community bank. As such it has a mission to meet the demands of the market with unique customer solutions whether these are free personal checking accounts or multi-million dollar commercial loans. The Corporation strives to compete against the super-regional banks with superior customer service and to compete against other community banks by providing more creative and sophisticated products. To successfully implement this business plan many changes have occurred in the last two years to meet current and future challenges.

LNB Bancorp, Inc.

Basic Earnings Per Share
(Dollars)*


$1.50
1.20
0.90
0.60
0.30
0.00
$1.16
$1.28
$1.30
$1.39
$1.17
99
00
01
02
03

**Adjusted for stock dividends and splits*

Return on Average Assets
(Percent)


1.50%
1.20
0.90
0.60
0.30
0.00
1.33%
1.39%
1.35%
1.33%
1.05%
99
00
01
02
03

Return on Average Equity
(Percent)


16%
12
8
4
0
15.29%
15.83%
14.36%
14.24%
11.33%
99
00
01
02
03

Key Indicators and Material Trends

One of the more difficult challenges in the banking industry is net interest margin compression. Management can affect balance sheet changes that can insulate the net interest margin from dramatic changes in interest rates. However, in absolute terms, assuming interest rates do not change, the Corporation will be dealing with smaller margins in the future. This is a competitive reality that has impacted 1-4 family real estate loans and installment loans in recent years, and is beginning to be felt in commercial loan pricing today. Since the Corporation is dependent on net interest income for 71% of its revenue, minimizing this compression is critical. The Corporation's net interest margin has historically compared favorably with peer banks and this continued in 2003. This historical strength is primarily due to the ability to grow and maintain a strong retail deposit base and to grow and maintain a strong commercial lending operation. The Corporation's balance sheet is structured to benefit when rates rise, so as rates continued to decline throughout much of 2003, the Corporation continued to experience net interest margin compression.

With the industry struggling with lower net interest margins, the generation of noninterest income has become more critical to long-term revenue growth. The Corporation has historically compared quite favorably to peers in this regard. While this positive comparison to peers continued in 2003, the composition of noninterest income is changing and challenges exist for the Corporation in 2004. There are components of noninterest income that are directly related to economic activity and others that are more predictable. Service charges on deposit accounts, electronic banking fees and other transaction fees are generally non-cyclical types of income. The Corporation's Trust revenues and mortgage banking income are examples of cyclical types of income. Trust revenues continue to be depressed after three years of difficult economic and stock market conditions. Mortgage banking income has improved in the last two years, but is still a challenge for the Corporation. In 2003, plans were developed to improve future noninterest income performance with particular emphasis on corporate cash management, investment and trust services and mortgage banking.

Asset quality is always a key indicator of financial strength, and the Corporation continues to manage credit risk aggressively. In 2003 the level of nonperforming assets and the loan loss reserve to total loans increased over prior years. The Corporation's risk profile is changing with loan portfolio trends and current economic conditions. The market for 1-4 family mortgage lending has changed dramatically in recent years. It is estimated that 80% of all 1-4 family mortgages are originated through mortgage brokers today. This means that the number of 1-4 family loans that the Corporation is originating is declining. Additionally, since the Corporation must also manage its interest rate risk, most of the fixed rate 1-4 family loans it originates are sold in the secondary market. The result is a higher concentration of potentially higher risk commercial loans in the portfolio.

Expense control has been a challenge for the Corporation. Management has made changes in operations in 2002 and 2003 to aggressively address salaries and benefits, equipment and occupancy expenses and taxes. The Corporation has also pursued outsource solutions in some areas and renegotiated many of its vendor contracts to gain quality of service commitments and cost reductions.

One of the key indications of how well the Corporation competes is market share. This data is difficult to produce in the banking industry, but deposit market share data is readily available. Since the ability to generate deposits is a key indication of the Corporation's ability to meet its liquidity needs and fund profitable asset growth, it is a significant measure of the success of the business plan. In 2003, as measured by the FDIC at June 30, 2002 and at June 30, 2003, the Corporation's deposits grew by 6.4% as compared to 6.2% for the Lorain County market as a whole. This means that the Corporation's market share of deposits grew slightly in 2003, and now stands at 17.8%. The Corporation continues to do very well in its historically strong city markets of Lorain, Elyria and Amherst. The branch initiatives that were announced in 2003 are designed to lower the delivery cost in these areas and redeploy resources into the rapidly growing markets in Lorain County.

Results of Operations *(Dollars in thousands except for per share data)*

Summary of Earnings

Net income was $7,715 or $1.17 per diluted share, down from $9,165 or $1.39 per diluted share in 2002, and $8,565 or $1.30 per diluted share in 2001. In 2003, the Corporation incurred $1,712 in one-time severance expenses as part of an overall restructuring of the Corporation and the retirement of its President and Chief Executive Officer. Also included in 2003 earnings was an $832 gain on the sale of the credit card portfolio. As a percent of average assets, net income in 2003 represents a return of 1.05%. This compares to 1.33% and 1.35% in 2002 and 2001 respectively. Return on assets is one measure of operating efficiency. As a percent of average shareholders' equity this represents a return of 11.33% as compared to 14.24% and 14.36% in 2002 and 2001 respectively. Return on shareholders' equity is a measure of how well the Corporation employs leverage to maximize the return on the capital it employs.

Net interest income

Net interest income is the difference between interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. Throughout this discussion net interest income is presented on a fully taxable equivalent (FTE) basis which restates interest on tax-exempt securities and loans as if such interest was subject to federal income tax at the statutory rate. This is the most significant component of the Corporation's revenue and earnings. Net interest income is affected by changes in the volumes, rates and composition of interest-earning assets and interest-bearing liabilities. The net interest margin is net interest income as a percentage of average earning assets. Table 1 summarizes net interest income and net interest margin for the three years ended December 31, 2003.

Table 1:

Net Interest Income	2003	2002	2001
Net Interest Income	$ 28,749	$ 29,269	$ 28,103
Tax equivalent adjustments	383	415	179
Net Interest Income (FTE)	29,132	29,684	28,282
Net Interest Margin	4.18%	4.52%	4.72%
Tax equivalent adjustments	.06%	.07%	.03%
Net Interest Margin (FTE)	4.24%	4.59%	4.75%

The Corporation's net interest income (FTE) was $29,132 in 2003, which is a decline of $552 from 2002. This follows an increase in net interest income (FTE) of $1,402 in 2002 as compared to 2001. The net interest margin (FTE) was 4.24% in 2003, which is a decline of 35 basis points from 2002. This follows a decrease of 16 basis points in 2002 as compared to 2001. This decline in net interest income (FTE) was the result of three continuing factors, with unique factors impacting 2003. First, the Federal Reserve continued to reduce rates in 2003, this time lowering the Federal Funds Rate by 25 basis points. In general, a reduction in rates of 25 basis points compresses the Corporation's annual net interest income by about $250. This has been a factor in the Corporation's margin performance since 2000, but the impact was more pronounced in 2003 since many of the Corporation's deposit rates reached practical rate floors and could not be lowered further. Second, the Corporation experienced only modest balance sheet growth during the year. In 2001 and

Table 2: Condensed Consolidated Average Balance Sheets

Interest, Rate, and Rate/Volume differentials are stated on a Fully-Tax Equivalent (FTE) Basis.

December 31,	2003			2002			2001		
(Dollars in thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets:									
Securities-tax equivalent	$ 143,505	$ 4,572	3.19%	$ 132,140	$ 6,559	4.96%	$ 121,179	$ 7,073	5.84%
Securities-tax exempt	14,268	871	6.10	13,135	812	6.18	9,691	498	5.14
Federal funds sold and short-term investments	3,261	39	1.20	5,456	94	1.72	3,811	146	3.83
Commercial loans	286,244	16,788	5.86	241,884	15,464	6.39	202,642	16,487	8.14
Commercial loans-tax exempt	-0-	-0-	0.00	-0-	-0-	0.00	65	6	9.23
Mortgage loans	127,244	9,196	7.23	148,489	11,199	7.54	156,724	12,299	7.85
Consumer loans	112,628	6,862	6.09	106,073	7,651	7.21	101,326	8,771	8.66
Total Earning Assets	$ 687,150	$ 38,328	5.58%	$ 647,177	$ 41,779	6.46%	$ 595,438	$ 45,280	7.60%
Reserve for loan losses	(7,215)			(6,405)			(5,347)		
Cash and due from banks	24,276			22,861			21,923		
Bank owned life insurance	12,313			6,164			902		
Other assets	21,696			21,689			22,095		
Total Assets	$ 738,220			$ 691,486			$ 635,011		
Liabilities and Shareholders' Equity:									
Certificates of deposit	$ 213,743	$ 5,627	2.63%	$ 194,461	$ 6,394	3.29%	$ 195,656	$ 9,800	5.01%
Savings deposits	102,100	366	.36	95,893	800	.83	93,272	1,260	1.35
Interest-bearing demand	176,430	1,268	.72	175,101	2,704	1.54	141,134	3,558	2.52
Short-term borrowings	18,185	198	1.09	22,604	407	1.80	26,263	852	3.24
FHLB advances	64,880	1,737	2.68	50,609	1,790	3.54	32,649	1,528	4.68
Total Interest-Bearing Liabilities	$ 575,338	$ 9,196	1.60%	$ 538,668	$ 12,095	2.25%	$ 488,974	$ 16,998	3.48%
Noninterest-bearing deposits	89,928			82.665			81,097		
Other liabilities	4,865			5,773			5,311		
Shareholders' equity	68,089			64,380			59,629		
Total Liabilities and Shareholders' Equity	$ 738,220			$ 691,486			$ 635,011		
Net Interest Income (FTE)		$ 29,132	4.24%		$ 29,684	4.59%		$ 28,282	4.75%
Taxable equivalent adjustment		(383)	(.06)		(415)	(.07)		(179)	(.03)
Net Interest Income Per Financial Statements		$ 28,749			$ 29,269			$ 28,103	
Net Yield on Earning Assets			4.18%			4.52%			4.72%

Table 3: Rate/Volume Analysis of Net Interest Income (FTE)

Years ended December 31,	2003 and 2002			2002 and 2001		
(Dollars in thousands)	Increase (Decrease) In Interest Income/Expense			Increase (Decrease) In Interest Income/Expense		
	Volume	Rate	Total	Volume	Rate	Total
Securities-tax equivalent	$ 564	$ (2,551)	$ (1,987)	$ 640	$ (1,154)	$ (514)
Securities-tax exempt	70	(11)	59	177	137	314
Federal funds sold and short-term investments	(38)	(17)	(55)	63	(115)	(52)
Commercial loans	2,836	(1,512)	1,324	3,193	(4,216)	(1,023)
Commercial loans-tax exempt	-0-	-0-	-0-	(6)	-0-	(6)
Mortgage loans	(1,602)	(401)	(2,003)	(646)	(454)	(1,100)
Consumer loans	473	(1,262)	(789)	411	(1,531)	(1,120)
Total Interest Income	2,303	(5,754)	(3,451)	3,832	(7,333)	(3,501)
Certificates of deposit	634	(1,401)	(767)	(60)	(3,346)	(3,406)
Savings deposits	52	(486)	(434)	35	(495)	(460)
Interest-bearing demand	21	(1,457)	(1,436)	856	(1,710)	(854)
Short-term borrowings	(80)	(129)	(209)	(119)	(326)	(445)
FHLB advances	505	(558)	(53)	841	(579)	262
Total Interest Expense	1,132	(4,031)	(2,899)	1,553	(6,456)	(4,903)
Net Interest Income	$ 1,171	$ (1,723)	$ (552)	$ 2,279	$ (877)	$1,402

2002 the Corporation offset some of the net interest margin (FTE) compression caused by declining rates with balance sheet growth. However, in 2003 assets grew by only 3.5%, as compared to 7.6% and 6.8% respectively in 2002 and 2001. This slowing of asset growth is an indication of the general economic conditions in the market. Finally, the Corporation is becoming more dependent on non-core funding sources. This trend is highlighted in Table 8. While these funds are not necessarily more expensive than other funding of comparable term, the degree to which our funding mix shifts from such extremely low cost sources like money market accounts, to these alternative funding sources, the potential for further margin compression increases.

The Corporation endeavored in 2003 to keep asset maturities relatively short-term to be positioned for rising rates. At December 31, 2003, 58% of the Corporation's assets were available for repricing in 2004. Consequently the Corporation is structured to materially benefit when economic conditions improve and the Board of Governors of the Federal Reserve system begins to increase interest rates.

Table 2 reflects the detailed components of the Corporation's net interest income for each of the three years ended December 31, 2003. Rates are computed on a tax equivalent basis and non-accrual loans are included in the average loan balances. As mentioned earlier, one of the unique factors in 2003 was many of the Corporation's deposit products reaching practical interest rate floors. This can be seen in the average rates that were paid on accounts such as savings and interest-bearing demand accounts in 2003. Should rates fall further in 2004, these floors, combined with competitive loan pricing pressure, will be major factors in further net interest margin compression.

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. Table 3 presents an analysis of increases and decreases in interest income and expense in terms of changes in volume and interest rates during the two years ended December 31, 2003. Changes that are not due solely to either a change in volume or a change in rate have been allocated proportionally to both changes due to volume and rate. The table is presented on a tax-equivalent basis.

Noninterest income

Noninterest income increased $473 or 4.3% in 2003 compared with an increase of $1,397 or 14.4% in 2002. Included in the 2003 results is the sale of the Corporation's credit card portfolio. This sale was completed in the third quarter after considering the level of loan losses experienced in this portfolio, the changing nature of the credit card business and the limited prospects for profitable growth in this card base. The proceeds of this sale were redeployed into other loan products. In Table 4 the sources of noninterest income are presented for the last three years ended December 31, 2003. Totals are presented including and excluding the gain on sale of the credit card portfolio.

Excluding this sale, noninterest income was $10,709, or a decrease of $359 as compared to 2002. As can been seen in Table 4, gains on the sale of securities, weakness in Trust revenue and a decline in electronic banking fees occurred in 2003. Trust revenue continues to be depressed by the general economic and stock market conditions. This is expected to improve in 2004. Electronic banking fees are being impacted by changes in the interchange income earned from VISA and MasterCard on debit card and ATM transactions. The Corporation expects that initiatives to stimulate card usage in 2003 will offset this factor and enhance future revenue growth. The change in other income is primarily earnings on the Corporation's investment in bank owned life insurance (BOLI) in 2002. Also in 2002, the Corporation developed a line of High Performance Checking products, in response to adverse trends in demand deposits that management identified. The success of these products contributed to a $554 increase in service charges on deposit accounts in 2002 as compared to 2001. In 2003 this trend continued as service charges on deposit accounts increased $177 as compared to 2002. The $236 in gains on the sale of loans was primarily gains on sale of mortgages in the secondary market. Although the contribution of the secondary market mortgage activity increased substantially in 2003, it was less than expected with the very strong refinance activity in the market. The Corporation is developing strategies to better compete in the mortgage market through expanded product offerings and sales efforts.

Table 4: Noninterest Income *(Dollars in thousands)*	2003	2002	2001	2003 versus 2002(%)	2002 versus 2001(%)
Trust services income	$ 1,762	$ 2,080	$ 2,379	(15.3)%	(12.6)%
Services charges on deposit accounts	4,260	4,083	3,529	4.3	15.7
Other services charges	516	585	627	(11.8)	(6.7)
Electronic banking fees	2,503	2,577	2,429	(1.0)	6.0
Gains on the sale of loans	236	94	76	151.1	23.7
Gains on sale of securities	449	732	250	(38.7)	192.8
Other income	983	917	381	7.2	140.7
Total excluding credit card sale	$ 10,709	$ 11,068	$ 9,671	(3.2)%	14.4%
Gain on sale of credit card portfolio	832	-0-	-0-	N/M	0.0
Total Noninterest Income	$ 11,541	$ 11,068	$ 9,671	4.3%	14.4%

LNB Bancorp, Inc.

Net Interest Margin
(Percent)


4.88%
4.84%
4.72%
4.52%
4.18%
5.00%
4.00
3.00
2.00
1.00
0.00
99
00
01
02
03

Total Deposits
(Millions of Dollars)*


$456.8
$496.1
$518.3
$566.1
$581.3
$600
500
400
300
200
100
0
99
00
01
02
03

Noninterest Income
(Millions of Dollars)*


$8.1
$8.4
$9.7
$11.1
$11.5
$12
10
8
6
4
2
0
99
00
01
02
03

**Adjusted for stock dividends and splits*

Noninterest expense

Noninterest expense was $26,469 in 2003, an increase of $1,697 or 6.8% over the prior year. This result includes $1,712 in severance expenses. Beginning in 2002 and continuing into 2003 a series of expense initiatives were completed that better position the Corporation to address long-term strategic issues. In addition to these initiatives, other events also occurred which had a material impact on 2003 earnings. The Corporation acknowledged the desire of its President and CEO to retire early. The Corporation's Chief Financial Officer also ceased employment with the Corporation. Under the terms of the CFO's employment contract, the Corporation recognized a one-time pretax charge of $166 in 2003. In the course of its discussion with the president and CEO, the Board of Directors accepted his retirement and put in place a "salary continuation" plan for him. The recognition of the future expense for this plan was accounted for under SFAS 146, and the Corporation recognized a pretax charge of $1,164 in 2003 earnings. In addition to these two executive level changes, the Corporation also acceded to the early retirement requests of two senior vice presidents. In these cases, the Corporation provided severance packages totaling $289. This amount is also included in 2003 earnings.

In 2003 the Corporation made a complete review of staffing and compensation. Based on this analysis it was determined that technology advancements and changing product offerings had resulted in an overstaffing situation. Management also considered industry statistics that compared the number of Bank employees with that of banks of similar size and complexity. This comparison also indicated that the Corporation was overstaffed. This was an across the board review and resulted in the elimination of nineteen clerical and management level positions. The severance packages included in 2003 earnings for these nineteen employees totaled $93. The annual salary and benefits eliminated by these 19 layoffs were approximately $760.

In 2002 a similar analysis was completed with regard to the employee benefit plans of the Corporation. As a result, the Corporation froze the defined benefit pension plan, restructured the life insurance provided to employees and financed this restructured benefit with bank owned life insurance (BOLI). Additionally, the Corporation more aggressively managed health care benefits. Excluding severance expenses, these 2003 and 2002 actions resulted in a $127 reduction in salary and benefit costs in 2003 as compared to 2002.

Furniture and equipment expenses totaled $2,517, an increase of $324 as compared to 2002. This increase was primarily due to increased software maintenance and amortization related to the upgrade of obsolete systems and additional licensing of server software. Marketing and public relations expense was $762, a decrease of $270 compared to 2002. This decrease was primarily due to start-up costs incurred in 2002 related to the Corporation's High Performance Checking products that did not reoccur in 2003. The Corporation expects marketing expenses will increase from the 2003 level in support of the new branch offices planned in the first half of 2004. The Ohio Franchise Tax increased $171 in 2003. The 2003 expense was a more normal expense level, as in 2002 the Corporation received refunds on Franchise taxes paid in 2000, 1999 and 1998. The Corporation also experienced a $135 increase in outside services over 2002. This followed a $407 increase in 2002 over 2001. The Corporation has incurred increased outside services as it addresses legal, audit and compliance issues related to the implementation of the provisions of The Sarbanes Oxley Act of 2002 and The Gramm-Leach-Bliley Act of 1999. There will be continued pressure on expenses related to health care, legal, audit, compliance and telecommunications. Initiatives in the last two years should provide cost containment on salaries, non-health benefits and core data processing.

The efficiency ratio is expressed as noninterest expense (excluding non-recurring expenses) as a percentage of the sum of net interest income (FTE) plus noninterest income (excluding non-recurring income). The efficiency ratio for 2003 increased to 63.01% from 61.41% for 2002 and 60.96% for 2001. The higher efficiency during 2003 was due to net interest income compression.

Pretax Income and Taxes

Pretax income was $11,126 in 2003 representing a decrease of $2,239 or 16.8% from 2002. The Corporation's average tax rate was 30.7% in 2003, 31.4% in 2002 and 32.1% in 2001. This trend reflects the impact of the BOLI investment in 2002. The Corporation expects this trend to continue in 2004 with the award of $9 million of new market tax credits to North Coast Community Development Corporation (NCCDC), a wholly-owned subsidiary of Lorain National Bank. On December 29, 2003, NCCDC received official notification of this tax credit award. Over the next seven to twelve years, it is expected that projects will be financed which will improve the overall economic conditions in Lorain County, and generate additional net interest income and material tax savings for the Corporation.

Loans

Commercial loans comprised 56.8% of the total loan portfolio at December 31, 2003, increasing from 51.0% in 2002. This growth in the portfolio represents business development efforts in the existing market. The amount of collateral required on commercial loans is generally determined on a loan-by-loan basis. Loan-to-value ratios for commercial loans typically range from 50% to 100%. Other factors include the purpose of the loan, the current financial status of the borrower and the prior credit history of the borrower.

Installment and home equity loans comprised 21.9% of the total loan portfolio at December 31, 2003, increasing from 20.2% in 2002. The Corporation makes installment loans on a secured and unsecured basis, based on the term and purpose of the loan. In 2003 the Corporation sold its credit card portfolio with loans outstanding totaling $5,297. The proceeds from this sale were absorbed into new home equity loans and secured installment loans that the Corporation purchases from another financial institution on a periodic basis.

Real estate loans, including construction and mortgage loans, comprised 21.3% of the total loan portfolio at December 31, 2003, decreasing from 27.8% in 2002. This decline was the result of two factors. First, the volume of refinance activity in the market continued to be very high in 2003. Second, the Corporation's mortgage portfolio consists of very seasoned adjustable rate mortgages. With fixed mortgage rates at 40-year lows there was a migration of our adjustable rate portfolio to our fixed rate mortgage product. The Corporation sells its fixed rate mortgage production in the secondary market resulting in the decline in the overall portfolio balances. The Corporation generally requires a loan-to-value ratio of 80% or private mortgage insurance for loan-to-value ratios in excess of 80%.

In Table 5 loan balances and loan mix are presented by type for the five years ended December 31, 2003.

Table 5: Loan Portfolio Distribution

(Dollars in thousands)	December 31, 2003	2002	2001	2000	1999
Commercial	$ 303,683	$ 259,993	$ 219,511	$ 186,866	$ 157,897
Mortgage	113,649	141,405	158,221	157,575	152,825
Installment	59,217	54,219	57,886	69,821	74,682
Home equity lines	57,762	48,816	37,008	31,662	29,001
Credit cards	-0-	5,117	4,862	5,216	5,111
Total loans	534,311	509,550	477,488	451,140	419,516
Reserve for loan losses	(7,730)	(6,653)	(5,890)	(5,250)	(4,667)
Net loans	$ 526,581	$ 502,897	$ 471,598	$ 445,890	$ 414,849

Loan mix percent at December 31,	2003	2002	2001	2000	1999
Commercial	56.8%	51.0%	46.0%	41.4%	37.6%
Mortgage	21.3	27.8	33.1	34.9	36.4
Installment	11.1	10.6	12.1	15.5	17.8
Home Equity	10.8	9.6	7.8	7.0	6.9
Credit cards	0.0	1.0	1.0	1.2	1.3
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Table 6 shows the amount of commercial loans outstanding as of December 31, 2003, based on the remaining scheduled principal payments or principal amounts due in the periods indicated. Amounts due after one year which are subject to more frequent repricing are included in the due in 1-year classification.

Table 6: Commercial Loan Maturity and Repricing Analysis

(Dollars in thousands)	December 31 2003
Maturing and repricing in one year or less	$ 247,216
Maturing and repricing after one year but within five years	19,927
Maturing and repricing beyond five years	36,540
Total Commercial Loans	$ 303,683
Loans repricing beyond one year:	
Fixed rate	$ 30,732
Variable rate	5,808
Total	$ 36,540

Provision and Reserve for Loan Losses

The reserve for loan losses is maintained by the Corporation at a level considered adequate to cover probable losses. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in the estimation of management, to maintain the reserve for loan losses at an adequate level. Management determines the adequacy of the reserve based on past experience, changes in portfolio size and mix, relative quality of the loan portfolio and the rate of loan growth, assessments of current and future economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors, which are subject to change over time. While Management's periodic analysis of the reserve for loan losses may dictate portions of the reserve be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur. Table 7 presents the detailed activity in the reserve for loans losses and related charge-off activity for the five years ended December 31, 2003.

The reserve for loan losses on December 31, 2003, was $7,730 or 1.46% of outstanding loans, compared to $6,653, or 1.31% at year-end 2002. The provision charged to operating expense was $2,695 and $2,200 in 2003 and 2002, respectively.

Net charge-offs for 2003 were $1,618, as compared to $1,437 for 2002, while net charge-offs as a percentage of average loans outstanding for 2003 was .31%, compared to .29% for 2002.

Table 7: Reserve for Loan Losses

(Dollars in thousands)	For the Calendar Year 2003	2002	2001	2000	1999
Balance at beginning of year	$ 6,653	$ 5,890	$ 5,250	$ 4,667	$ 3,483
Charge-offs:					
Commercial	(1,207)	(738)	(490)	(25)	(23)
Real estate	(1)	(15)	(26)	(59)	(359)
Consumer	(750)	(1,030)	(1,223)	(1,249)	(668)
Total charge-offs	(1,958)	(1,783)	(1,739)	(1,333)	(1,050)
Recoveries:					
Commercial	87	163	64	14	23
Real estate	-0-	1	14	9	108
Consumer	253	182	101	193	103
Total recoveries	340	346	179	216	234
Net charge-offs	(1,618)	(1,437)	(1,560)	(1,117)	(816)
Provision for loan losses	2,695	2,200	2,200	1,700	2,000
Balance at end of year	$ 7,730	$ 6,653	$ 5,890	$ 5,250	$ 4,667

Table 8: Net charge-offs (recoveries)	For the Calendar Year				
(Dollars in thousands)	2003	2002	2001	2000	1999
Commercial	$ 1,120	$ 575	$ 426	$ 11	$ -0-
Real estate	1	14	12	50	251
Consumer	497	848	1,122	1,056	565
Total net charge-offs	$ 1,618	$ 1,437	$ 1,560	$ 1,117	$ 816
Net charge-offs to:					
Average total loans	.31%	0.29%	0.34%	0.26%	0.20%
Total loans at year end	.30	0.28	0.33	0.25	0.19
Provision for loan losses	60.04	65.32	70.91	65.71	40.80
Reserve for loan losses	20.93	21.60	26.49	21.28	17.48
Reserve for loan losses to:					
Average total loans	1.47	1.34	1.28	1.20	1.16
Total loans at year end	1.46	1.31	1.23	1.16	1.11

Table 9: Allocation of Year-end Reserve for Loan Losses	December 31,				
(Dollars in thousands)	2003	2002	2001	2000	1999
Commercial	$ 5,495	$ 4,145	$ 3,750	$ 2,729	$ 1,803
Real estate	405	412	363	338	530
Consumer	1,237	1,475	1,351	1,738	1,236
Off-balance sheet risk	113	113	113	150	150
Unallocated	480	508	313	295	948
Total	$ 7,730	$ 6,653	$ 5,890	$ 5,250	$ 4,667

Nonperforming Assets

Total nonperforming assets consist of nonperforming loans, loans which have been restructured, and other foreclosed assets. Nonperforming loans are loans which are 90 days past due and, in management's estimation, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis. Loans are classified as restructured when, due to deterioration of a customer's financial ability, the original terms have been favorably modified or either principal or interest has been forgiven.

Nonperforming assets at year-end 2003 were $5,743 compared to $1,885 at year-end 2002. At December 31, 2003, 1% of nonperforming loans were commercial loans, 3% were personal loans and 96% were mortgage loans. This compares to 8% for commercial loans, 9% for personal loans and 83% for mortgage loans at year-end 2002.

The level of nonperforming assets increased by $3,858 during 2003. This increase is the result from the net increase in nonaccrual loans of $3,291 and the net increase in other foreclosed assets in the amount of $567. The increase in other foreclosed assets results from the acquisition of four commercial properties in the amount of $589 less liquidations of repossessed vehicles of $22. The increase in nonaccrual loans is due to decreases in nonaccrual principal balances of $2,772 which have been paid off or brought current, loans charged-off in the amount of $1,144, liquidation of nonaccrual loans of $448 and increases in nonaccrual principal balances of $5,654. The increase in nonaccrual loans during 2003 was due primarily to twenty-three commercial loan customers, five mortgage loan customers and several personal loan customers. Management does not believe that this increase in non-accrual loans is indicative of a failing local economy and that this change did not result from any change in underwriting standards.

The nonperforming loans at December 31, 2003 were substantially secured by commercial real estate. Nonperforming loans did not have a material impact on interest income during 2003, 2002 and 2001. For additional information on nonperforming assets, see Note 7. The overall quality of the portfolio remains good, although the ratio of nonperforming loans to total loans increased to .96% at year-end 2003, as compared to .37% and .30% at year-end 2002 and 2001 respectively. While this is a higher level of nonperforming loans than in 2002 and 2001, it compares to a ratio of .76% for banks of similar size at September 30, 2003, the last date available for peer group information. There were no particular industry or geographic concentrations in nonperforming or delinquent loans or net charge-offs.

The Corporation's credit policies are reviewed and modified on an ongoing basis in order to remain suitable for the management of credit risks within the loan portfolio as conditions change. At December 31, 2003, there were no significant concentrations of credit risk in the loan portfolio. More information about the loan portfolio is presented in Note 7 to the consolidated financial statements.

Table 10: Nonperforming Assets	December 31,				
(Dollars in thousands)	2003	2002	2001	2000	1999
Mortgage loans	$ 4,938	$ 1,554	$ 1,152	$ 1,652	$ 816
Commercial loans	76	142	51	378	42
Consumer loans	140	167	113	189	385
Total nonperforming loans	5,154	1,863	1,316	2,219	1,243
Other foreclosed assets	589	22	123	98	96
Total nonperforming assets	$ 5,743	$ 1,885	$ 1,439	$ 2,317	$ 1,339
Loans 90 days past due accruing interest	$ 46	$ 45	$ 149	$ 306	$ 555
Reserve for loan losses to nonperforming loans	150.0%	357.1%	447.6%	236.6%	375.5%

Securities

The maturity distribution of the securities portfolio for the year ended December 31, 2003 is presented in Note 5 to the consolidated financial statements. In addition to the information contained in this note, the mortgage backed securities portfolio has an average life of approximately 3.6 years, and is expected to generate approximately $18 million of cash-flow in 2004. The Corporation continues to utilize the securities portfolio for management of its interest rate risk and liquidity needs. The Corporation currently has a portfolio that consists of approximately 45% U.S. government agencies, 40% U.S. agency mortgage backed securities, 8% municipals and 7% in other securities. Other securities consist of Federal Home Loan Bank stock, Federal Reserve Bank stock and U.S. Federal agency preferred stock. At December 31, 2003, the securities portfolio had a net $326 unrealized loss. This represents .26% of total securities at December 31, 2003. New investment is primarily in short-term agencies and short average life mortgage backed securities and intermediate, high quality municipal bonds.

Table 11: Maturity Distribution of Debt Securities at Amortized Cost

				December 31,		
				2003	2002	2001
(Dollars in thousands)	From 1 to 5 years	From 5 to 10 years	After 10 years	Total	Total	Total
Securities available for sale:						
U.S, Government agencies and corporations	$ 66,176	$ 59,061	$ 2,334	$ 127,571	$ 120,599	$ 122,232
State and political subdivisions	690	4,862	5,688	11,240	10,515	10,883
Total securities available for sale	66,866	63,923	8,022	138,811	131,114	133,115
Securities held to maturity:						
U.S, Government agencies and corporations	2,993	-0-	-0-	2,993	7,335	13,386
State and political subdivisions	325	-0-	1,471	1,796	3,313	3,805
Total securities held to maturity	3,318	-0-	1,471	4,789	10,648	17,191
Total securities	$ 70,184	$ 63,923	$ 9,493	$ 143,600	$ 141,762	$ 150,306

The weight-average yield for each range of maturities of debt securities is shown below as of December 31, 2003:

				December 31,		
				2003	2002	2001
	From 1 to 5 years	From 5 to 10 years	After 10 years	Total	Total	Total
Securities available for sale:						
U.S, Government agencies and corporations	2.97%	4.37%	4.76%	3.63%	4.92%	5.47%
State and political subdivisions (1)	4.37	4.34	5.47	4.91	5.05	6.75
Total securities available for sale	2.98	4.37	5.26	3.73	4.93	5.49
Securities held to maturity:						
U.S, Government agencies and corporations	4.17	0.00	0.00	4.17	6.21	5.65
State and political subdivisions (1)	5.18	0.00	5.76	5.66	5.10	7.62
Total securities held to maturity	4.27	0.00	5.76	4.73	5.86	6.09
Total securities	3.04%	4.37%	5.33%	3.76%	5.00%	5.57%

(1) Yields on tax-exempt obligations are computed on a tax equivalent basis based upon a 35% statutory Federal income tax rate.

Table 12: Funding Sources	Annual Average Outstanding			Average Rate Paid		
(Dollars in thousands)	2003	2002	2001	2003	2002	2001
Demand deposits	$ 89,928	$ 82,665	$ 81,097	.00%	.00%	.00%
Now Accounts	59,041	58,068	57,736	.27	.77	1.08
Interest Checking	13,754	6,708	-0-	.21	.55	N/A
Money Market	15,434	16,706	14,949	.82	2.86	3.06
Market Access	88,201	93,619	68,449	1.08	1.86	3.62
Savings Deposits	102,100	95,893	93,272	.36	.83	1.35
Time Deposits	213,743	194,461	195,656	2.63	3.29	5.01
Total Deposits	$ 582,201	$ 548,120	$ 511,159	1.60%	2.25%	3.48%
Short-term borrowings	18,185	22,604	26,263	1.09	1.80	3.24
FHLB borrowings	64,880	50,609	32,649	2.68	3.54	4.68
Total borrowings	83,065	73,213	58,912	2.33	3.00	4.04
Total Funding	$ 665,266	$ 621,333	$ 570,071	1.69%	2.34%	3.54%

Funding Sources

The Corporation obtains funding through many sources. The primary source of funds continues to be the generation of deposit accounts in its primary market. This is achieved by offering retail and business customers a full line of deposit products. These include checking accounts, savings accounts, money market investment accounts and time certificates of deposit. The Corporation also generates funds through local and national market borrowings arrangements. Local borrowings consist primarily of business sweep accounts and fixed rate term repurchase agreements. National market borrowings are lines of credit with correspondent banks, the Federal Home Loan Bank of Cincinnati and the Federal Reserve Bank of Cleveland. Table 12 highlights the average balances and the average rates paid on these sources of funds for the three years ended December 31, 2003.

Average deposit balances grew 5.8% in 2003 compared to increases of 8.2% in 2002 and 5.3% in 2001. The Corporation continues to benefit from a large concentration of low cost deposit funding. Sources such as demand deposit accounts, savings accounts and interest checking accounts comprised 48.4% of the Corporation's average funding in 2003, and grew by 2.7% in 2003 and by 15.6% in 2002. These funds had an average yield of .59% in 2003. Although the rates on these funds have reached practical floors they still represent the primary reason for the strength in the net interest margin. The Corporation introduced new High Performance demand and interest bearing products in 2002, and the success of these products is reflected in 2002 and 2003 average balances. Average certificate of deposit balances increased 9.9% in 2003 after declining .6% in 2002 and by 5.0% in 2001. The current interest rate environment, and the prospects for higher rates have made these deposits less attractive to customers in the last two years. The increase in certificates of deposit that was experienced in 2003 was the result of increased public fund investment rather than a substantial change in the preferences of retail customers for term investments.

Average borrowings increased 13.5% in 2003 as compared to an increase of 24.3% in 2002 and a decline of .7% in 2001. Trends in borrowings can be attributed to two factors. The Corporation is pursuing local borrowing sources such as sweep accounts and fixed rate repurchase accounts. These products are relatively inexpensive and a necessary component of our initiatives to improve our corporate cash management product. The other factor is interest rate risk management. To the extent that the market demands fixed rate loans, prudent risk management demands that we find term funding to assure a stable margin over the life of the loan. In the last two years, with rates at 40-year lows, fixed rate loan demand has been increasing. The increases that have occurred in our national market borrowings are primarily the result of the Corporation's management of this risk. The Corporation expects that these trends will continue.

Liquidity

Lorain National Bank (the Bank)

Management of liquidity is a continual process in the banking industry. The liquidity of the Bank reflects its ability to meet loan demand, the possible outflow of deposits and to take advantage of market opportunities made possible by potential rate environments. Assuring adequate liquidity is achieved by managing the cashflow characteristics of the assets the Bank originates and the availability of alternative funding sources. The Bank monitors liquidity according to limits established in the liquidity policy. This policy establishes minimums for the ratio of cash and cash equivalents to total assets and the loan to deposit ratio. At December 31, 2003 the Bank was in compliance with these policy limits.

In addition to maintaining a stable source of core deposits, the Bank manages adequate liquidity by assuring continual cashflow in the securities portfolio. At December 31, 2003, securities with maturies or expected cash flow in one year or less totaled $68.3 million.

The Bank maintains borrowing capacity at the Federal Home Loan Bank of Cincinnati, the Federal Reserve Bank of Cleveland and Federal Funds lines with correspondent banks. Table 13 highlights the total capacity, current unused capacity and collateral pledged for each borrowing arrangement.

Table 13: Liquidity Lender	Borrowing Capacity	Unused Capacity	Collateral Pledged
FHLB Cincinnati	$ 94,655	$ 23,115	$ 259,746
FRB Cleveland	46,694	46,694	54,934
Federal Funds Lines	24,000	24,000	-0-
Total	$ 165,349	$ 93,809	$ 314,680

LNB Bancorp, Inc.

LNB Bancorp, Inc. is the financial holding company of Lorain National Bank and conducts no operations. Its only need for liquidity is the payment of the quarterly shareholder dividend, and miscellaneous expenses related to the regulatory and reporting requirements of a publicly traded corporation. The holding corporation's only source of operating liquidity is the dividend that it receives from Lorain National Bank. Lorain National Bank has regulatory established capital limits that limit the payment of dividends to the holding corporation. At December 31, 2003 there was $12.1 million available for payment of dividends to the holding corporation. The holding corporation has access to additional sources of liquidity through correspondent lines of credit, but no such agreements were in place as of December 31, 2003.

Capital Resources

Shareholders' equity at year-end 2003 totaled $68,135, compared to $66,613 and $62,138 at year-end 2002 and 2001 respectively. This increase in 2003 resulted from net income of $7,715, less the payment of dividends of $4,626, less a $1,758 change in comprehensive income and a slight decline in treasury stock. The comprehensive income change was due to the change in the fair value of securities classified as available for sale and the minimum pension liability.

Total cash dividends declared in 2003, including the $.02 extra dividend declared by the Board of Directors in November, rose to $4,626. In each of the last 20 years, the Board of Directors has approved an increase in the regular cash dividend, with the 2003 dividend representing a 168% increase from 1993 when $1,725 in total cash dividends were declared.

The dividend payout ratio, representing dividends per share divided by earnings per share, was 59.98% and 48.75% for the years 2003 and 2002, respectively. The increase in the dividend payout ratio is attributable to the decrease in earnings in 2003.

At December 31, 2003, the Corporation's market capitalization was $134.3 compared to $119.4 at December 31, 2002. There were 2,257 shareholders of record at the 2003 year-end. LNB Bancorp, Inc.'s common stock is traded on the Nasdaq Stock Market under the ticker symbol "LNBB."

The Federal Reserve Board has established risk-based capital guidelines that must be observed by financial holding companies and banks. The Corporation has consistently maintained the regulatory capital ratios of the Corporation and its bank subsidiary, Lorain National Bank, above "well capitalized" levels. For further information on capital ratios see Notes 1 and 14 of the consolidated financial statements.

LNB Bancorp, Inc.

Total Shareholders Equity
(Millions of Dollars)



$70
60
50
40
30
20
10
0
$51.1
$56.5
$62.1
$66.6
$68.1
99
00
01
02
03

Adjusted for stock dividends and splits

Average Equity to Average Assets
(Percent)



10%
8
6
4
2
0
8.67%
8.77%
9.39%
9.31%
9.22%
99
00
01
02
03

Book Value Per Share
(Dollars)



$12
10
8
6
4
2
0
$7.77
$8.60
$9.41
$10.09
$10.30
99
00
01
02
03

Contractual Obligations, Commitments, Contingent Liabilities and Off-balance Sheet Arrangements

Note 20 to the consolidated financial statements presents, as of December 31, 2003, the Corporation's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments. In addition, the Corporation has commitments under a defined benefit pension plan as described in Note 16 to the consolidated financial statements.

Table 14: Contractual Obligations

(Dollars in thousands)	Note Ref.	One Year or Less	Two and Three Years	Four and Five Years	Over Five Years	Total
Deposits	9	$ 197,573	$ 166,317	$ -0-	$ -0-	$ 363,890
Certificates of deposit	9	156,282	43,122	17,530	520	217,454
Short-term borrowings	10	15,023	-0-	-0-	-0-	15,023
FHLB advances	11	32,235	39,190	-0-	115	71,540
Operating leases	8	271	231	107	17	626
Benefit Payments	16	245	582	178	9,938	10,943
Severance payments	N/A	514	384	247	453	1,598

Forward-looking Statements

Certain statements contained herein are not based on historical facts and are "forward-looking statements" within the meaning of Section 21A of the Securities and Exchange Act of 1934. Forward-looking statements which are based on various assumptions, some of which are beyond the control of the Corporation, may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "estimate," "anticipate," "continue," or similar terms or variations on those terms, or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, those related to the economic environment, particularly in the market areas in which the Corporation operates, competitive products and pricing, fiscal and monetary policies of the U.S. Government, changes in government regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management, asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

The Corporation does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Market Risk Management

Market risk is the risk that a financial institution's earnings and capital, or it's ability to meet its business objectives will be adversely affected by movements in market rates or prices. These include interest rates, foreign exchange rates, equity prices, credit spreads and commodity prices. For the Corporation, the dominant market risk is exposure to changes in interest rates. The negative effect of this exposure is felt through the net interest spread, mortgage banking revenues and the market values of various assets and liabilities.

The Corporation manages market risk through its Asset/Liability Management Committee (ALCO) at the Bank level. This committee assesses interest rate risk exposure through two primary measures: rate sensitive assets divided by rate sensitive liabilities and earnings-at-risk simulation of net interest income.

The difference between a financial institution's interest rate sensitive assets and interest rate sensitive liabilities is referred to as the interest rate gap. An institution that has more interest rate sensitive assets than interest rate sensitive liabilities in a given period is said to be asset sensitive or has a positive gap. This means that if interest rates rise a corporation's net interest income may rise and if interest rates fall its net interest income may decline. If interest sensitive liabilities exceed interest sensitive assets then the opposite impact on net interest income may occur. The usefulness of the gap measure is limited. It is important to know the gross dollars of assets and liabilities that reprice in various time horizons, but without knowing the frequency and basis of the potential rate changes its predictive power is limited. The gap information for the Corporation is presented in Table 15 for the year ended December 31, 2003.

A much more useful tool is earnings-at-risk simulation. This is a dynamic modeling approach that combines the repricing information from gap analysis, with forecasts of balance sheet growth and changes in future interest rates. The result of this simulation provides management with a range of possible net interest margin outcomes, given changes in customer preference and interest rates. Market risk management is a gradual and continuous process. Trends that are identified in earnings-at-risk simulation can help identify product and pricing decisions that can be made currently to assure stable net interest income performance in the future. The most recent earnings-at-risk simulation indicates that if rates rise by 100 basis points over the next 12 months, net interest income will be enhanced $1.2 million assuming current pricing strategies. A "shock" treatment of the balance sheet, in which all rates increased immediately, indicates that in a +100 basis point shock net interest income would increase $307 and in a +200 basis point shock, net interest income would increase $507. The Corporation would normally shock test -100 and -200 basis point decreases in rates but such tests would be meaningless given the current historically low interest rate environment.

Table 15: Gap Analysis

(Dollars in thousands):	Expected Maturity/Repricing Date 2004	2005	2006	2007	2008	Thereafter	Total	Fair Value (1)
Securities and other (3)	$ 68,327	$ 28,921	$ 34,169	$ 12,507	$ 2,508	$ 6,184	$ 152,616	$ 152,290
Weighted average yield	2.65%	3.35%	2.94%	3.74%	4.34%	4.34%	2.96%	
Commercial loans	247,216	10,671	4,187	2,546	2,523	36,540	303,683	305,527
Weighted average yield	5.51%	5.25%	6.49%	5.94%	5.87%	5.87%	5.51%	
Mortgage loans (2)	7,959	5,704	4,859	4,846	4,839	85,442	113,649	114,642
Weighted average yield	6.64%	6.75%	6.64%	6.74%	6.15%	6.15%	6.00%	
Consumer loans	17,806	15,185	10,961	6,996	5,957	2,312	59,217	59,710
Weighted average yield	6.86%	6.46%	6.74%	6.91%	6.94%	6.94%	6.05%	
Home equity lines of credit	57,762	-0-	-0-	-0-	-0-	-0-	57,762	58,193
Weighted average yield	4.11%	0.00%	0.00%	0.00%	0.00%	0.00%	4.11%	
Total interest-earning assets	399,070	60,481	54,176	26,895	15,827	130,478	686,927	690,362
Certificates of deposit	156,282	27,450	15,672	17,530	-0-	520	217,454	219,878
Weighted average yield	2.14%	2.82%	3.72%	3.80%	0.00%	3.60%	2.48%	
Savings deposits	41,324	41,324	20,662	-0-	-0-	-0-	103,310	103,310
Weighted average yield	.30%	.30%	.30%	0.00%	0.00%	0.00%	.30%	
Interest-bearing demand	69,556	69,555	34,776	-0-	-0-	-0-	173,887	173,887
Weighted average yield	.53%	.53%	.53%	0.00%	0.00%	0.00%	.53%	
Short-term borrowings	15,023	-0-	-0-	-0-	-0-	-0-	15,023	15,023
Weighted average yield	.70%	0.00%	0.00%	0.00%	0.00%	0.00%	.70%	
Federal Home Loan Bank advances	32,235	28,190	11,000	-0-	-0-	115	71,540	70,748
Weighted average yield	1.72%	2.17%	2.90%	0.00%	0.00%	6.03%	2.33%	
Total interest-bearing liabilities	314,420	166,519	82,110	17,530	-0-	635	581,214	582,846
Interest-earning assets less Interest-bearing liabilities	84,650	(106,038)	(27,934)	9,365	15,827	129,843	105,713	
Cumulative interest-rate gap	$ 84,650	$ (21,388)	$ (49,322)	$ (39,957)	$ (24,130)	$ 105,713		
Cumulative interest-rate gap as a percentage of total earning assets at December 31, 2003	12.32%							
Cumulative interest-rate gap as a percentage of total earning assets at December 31, 2002	26.77%							
Cumulative interest-rate gap as a percentage of total earning assets at December 31, 2001	16.35%							

(1) Fair value of loans are gross of deferred fees and costs and allowance for loan losses.

(2) Mortgage loans include mortgages in which the loan is fixed for the first three or five years of the loan and its interest rate is adjustable thereafter.

(3) Securities available for sale are shown at amortized cost.

Critical Accounting Policy and Estimates

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. It follows general practices within the industries in which it operates. Application of these principles requires Management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. These assumptions, estimates and judgments are based on information available as of the date of the financial statements. As this information changes, the financial statements could reflect different assumptions, estimates and judgments. Certain policies inherently have a greater reliance on assumptions, estimates and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Examples of critical assumptions, estimates and judgments are when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not required to be recorded at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability must be recorded contingent upon a future event.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the notes to the consolidated financial statements and in the management discussion and analysis of financial condition and results of operations, provide information on how significant assets and liabilities are valued and how those values are determined for the financial statements. Based on the valuation techniques used and the sensitivity of financial statement amounts to assumptions, estimates and judgments underlying those amounts, management has identified the determination of the reserve for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be the most subject to revision as new information becomes available.

Note 1 to the consolidated financial statements discusses new accounting policies adopted by the Corporation in 2003. The following accounting policies have been recently issued or proposed but are not yet required to be adopted.

Impacts of Accounting and Regulatory Pronouncements:

Corporate management is not aware of any proposed regulations or current recommendations by the Financial Accounting Standards Board or by regulatory authorities, which, if they were implemented, would have a material effect on the liquidity, capital resources, or operations of the Corporation. However, the potential impact of certain accounting and regulatory pronouncements warrant further discussion.

Financial Accounting Standards Board:

The Financial Accounting Standards Board (FASB) has issued:

SFAS No. 143, "Accounting for Asset Retirement Obligations"

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The provisions of SFAS No. 143 became effective for the Corporation beginning January 1, 2003, and its adoption did not have a material impact on our financial position, results of operations, or liquidity.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which updates, clarifies, and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. The Statement rescinds SFAS No. 4 and SFAS No. 64, which required net gains or losses from the extinguishment of debt to be classified as an extraordinary item in the income statement. These gains and losses will now be classified as extraordinary only if they meet the criteria for such classification as outlined in APB Opinion 30, which allows for extraordinary treatment if the item is material and both unusual and infrequent in nature. The Statement also rescinds SFAS No. 44 related to the accounting for intangible assets for motor carriers and amends SFAS No. 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for as such. The changes required by SFAS No. 145 did not have a material impact on our financial position, results of operations, or liquidity.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities"

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires a cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, to be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the corporation for such cost. Applicable costs include employee termination benefits, contract termination costs, and costs to consolidate facilities or relocate employees. SFAS No. 146 supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," which in some cases required certain costs to be recognized before a liability was actually incurred. The provisions of SFAS No. 146 became effective for the Corporation beginning January 1, 2003, and adoption was applied during the fourth quarter of 2003 to the calculation of the severance expense for the former chief executive officer.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities"

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 "Accounting for Derivatives Instruments and Hedging Activities." The provisions of SFAS No. 149 became effective for the Corporation for contracts entered into or modified after June 30, 2003. The Corporation adopted SFAS No. 149 during the third quarter of 2003 and its adoption did not have a material impact on our financial position, results of operations, or liquidity.

SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 provides guidance on how an issuer classifies and measures in its statement of financial position the following financial instruments with characteristics of both liabilities and equity: mandatory redeemable shares, put options and forward purchase contracts and obligations that can be settled with shares. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The provisions of SFAS No. 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003 except for certain provisions which have been deferred. The Corporation adopted SFAS No. 150 during the third quarter of 2003 and its adoption did not have a material impact on our financial position, results of operations, or liquidity.

FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN No. 45 clarifies the requirements of SFAS No. 5, "Accounting/or Contingencies," relating to guarantees. In general, FIN No. 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in an SPE, and guarantees of a corporation's own future performance. Other guarantees are subject to the disclosure requirements of FIN No. 45 but not to the recognition provisions.

The disclosure requirements of FIN No. 45 are effective for the Corporation as of December 31, 2002. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Corporation are disclosed in Note 20 of the consolidated financial statements. The Corporation adopted FIN No. 45 on December 31, 2002 and its adoption did not have a material impact during 2003 on our financial position, results of operations, or liquidity.

FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities"

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities." The objective of this Interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a corporation's consolidated financial statements. A corporation that holds variable interests in an entity will need to consolidate the entity if the corporation's interest in the VIE is such that the corporation will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. The provisions of this Interpretation became effective upon issuance. As of December 31, 2003, the Corporation had no variable interests entities and therefore, the Interpretation had no impact on the financial position, results of operations, or liquidity.

Other Statements of Financial Accounting Standards

All other applicable Statements of Financial Accounting Standards that have been issued and have effective dates impacting 2003 and prior years financial statements were adopted by the Corporation. Corporate management believes there are no Statements of Financial Accounting Standards, which have been issued and have implementation dates in the future that will materially impact the financial statements of future years.

Significant actions by the Federal government and its agencies, affecting the financial institutions industry in general, are currently having and will continue to have an impact on the Corporation. A discussion of these actions follows:

Sarbanes-Oxley Act of 2002

On July 30, 2002, the Senate and the House of Representatives of the United States (Congress) enacted the Sarbanes-Oxley Act of 2002, a law that addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The Nasdaq National Stock Exchange has also proposed corporate governance rules that were presented to the Securities and Exchange Commission for review and approval. The proposed changes are intended to allow stockholders to more easily and efficiently monitor the performance of companies and directors.

Effective August 29, 2002, as directed by Section 302(a) of Sarbanes-Oxley, LNB Bancorp, Inc.'s chief executive officer and chief financial officer are each required to certify that LNB Bancorp, Inc.'s Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of LNB Bancorp, Inc.'s internal controls; they have made certain disclosures to LNB Bancorp, Inc.'s auditors and the audit committee of the Board of Directors about LNB Bancorp, Inc.'s internal controls; and they have included information in LNB Bancorp, Inc.'s Quarterly and Annual Reports about their evaluation and whether there have been significant changes in LNB Bancorp, Inc.'s internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

Gramm-Leach-Bliley Act

The enactment of the Gramm-Leach-Bliley Act of 1999 (the GLB Act) represented a pivotal point in the history of the financial services industry. The GLB Act removed large parts of a regulatory framework that had its origins in the Depression Era of the 1930s. Effective March 11, 2000, new opportunities became available for banks, other depository institutions, insurance companies, and securities firms to enter into combinations that permit a single financial services organization to offer customers a more complete array of financial products and services. The GLB Act provides a new regulatory framework for regulation through the financial holding corporation, which has as its umbrella regulator the Federal Reserve Board. Functional regulation of the financial holding corporation's separately regulated subsidiaries is conducted by their primary functional regulator. The GLB Act requires "satisfactory" or higher Community Reinvestment Act compliance for insured depository institutions and their financial holding companies in order for them to engage in new financial activities. The GLB Act provides a federal right to privacy of non-public personal information of individual customers. LNB Bancorp, Inc. and its subsidiaries are also subject to certain state laws that deal with the use and distribution of non-public personal information.

LNB
Bancorp, Inc.
and subsidiaries

LNB Bancorp, Inc.

Mail: LNB Bancorp, Inc. · 457 Broadway · Lorain, Ohio 44052-1739
E-Mail: **InvestorRelations@4LNB.com** · Internet: **www.4LNB.com**
Telephone: (440) 244-6000 · Toll Free: (800) 860-1007
Telefax: (440) 244-4815